Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

(Debtor in possession)

Consolidated Financial Statements

As of December 31, 2020, and 2019 and

for each of the years ended December 31, 2020, 2019 and 2018

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in possession)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	December 31, 2020	December 31, 2019

Assets
Current assets:
Cash and cash equivalents	8	$911,139	$342,472
Restricted cash	8	24,299	1
Short term investments	13	42,919	55,440
Trade and other receivables, net of expected credit losses	9	229,917	233,722
Accounts receivables from related parties	10	157	3,348
Current tax assets	32	111,785	198,719
Expendable spare parts and supplies, net of provision for obsolescence	11	81,433	88,334
Prepayments	12	36,247	69,012
Deposits and other assets	13	37,544	39,175

		1,475,440	1,030,223
Assets held for sale	16	884	681,053

Total current assets		1,476,324	1,711,276
Non–current assets:
Deposits and other assets	13	55,547	54,074
Trade and other receivables, net of expected credit losses	9	2,918	22,569
Non-current taxes assets	32	—	1
Intangible assets and goodwill, net	15	488,925	505,507
Deferred tax assets	32	25,236	27,166
Property and equipment, net	4, 14	4,811,544	4,953,317

Total non–current assets		5,384,170	5,562,634

Total assets		$6,860,494	$7,273,910

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	December 31, 2020	December 31, 2019

Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	17,37	$5,011,094	$872,044
Accounts payable	18	489,031	530,615
Accounts payable to related parties	10	2,782	3,713
Accrued expenses	19	16,448	87,610
Current tax liabilities	32	54,738	26,421
Provisions for legal claims	33	23,314	20,244
Provisions for return conditions	20	22,277	21,963
Employee benefits	21	135,056	148,678
Air traffic liability	22	399,184	337,363
Frequent flyer deferred revenue	22	162,013	187,931
Other liabilities	23	4,144	5,110

		6,320,081	2,241,692
Liabilities associated with the assets held for sale	16	—	490,458

Total current liabilities		6,320,081	2,732,150
Non–current liabilities:
Long–term debt	17	1,270,162	3,984,279
Accounts payable	18	17,225	11,931
Provisions for return conditions	20	138,562	122,425
Employee benefits	21	103,540	118,337
Deferred tax liabilities	32	13,922	18,471
Frequent flyer deferred revenue	22	290,802	229,701
Other liabilities	23	7,972	51,449

Total non–current liabilities		1,842,185	4,536,593

Total liabilities		$8,162,266	$7,268,743

Equity (Deficit)	24
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained (losses) earnings		(2,025,557)	(543,010)
Other comprehensive income / (loss)		(91,511)	(78,120)

Equity attributable to owners of the Company (Deficit)		(1,288,605)	207,333
Non–controlling interest	25	(13,167)	(202,166)

Total equity		(1,301,772)	5,167

Total liabilities and equity (Deficit)		$6,860,494	$7,273,910

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2020	2019	2018

Operating revenue:
Passenger		$1,003,983	$3,904,765	$4,074,391
Cargo and other		707,602	716,731	816,439

Total operating revenue	5, 27	1,711,585	4,621,496	4,890,830

Operating expenses:
Flight operations		42,167	75,713	153,615
Aircraft fuel		335,612	1,204,058	1,213,411
Ground operations		212,444	478,029	474,802
Rentals	34	3,398	11,762	267,708
Passenger services		41,816	176,454	188,713
Maintenance and repairs		121,481	257,642	206,454
Air traffic		90,202	278,987	269,631
Selling expenses		169,281	500,160	530,930
Salaries, wages and benefits		388,962	717,342	760,758
Fees and other expenses	38	367,446	411,573	203,304
Deconsolidation of subsidiary	1	26,221	—	—
Depreciation and amortization	14,15	532,994	593,396	350,507
Impairment	14	1,070	470,661	38,881

Total operating expenses		2,333,094	5,175,777	4,658,714

Operating (loss) profit		(621,509)	(554,281)	232,116

Interest expense		(378,318)	(299,942)	(212,294)
Interest income		4,406	9,041	10,115
Derivative instruments		(3,063)	(2,164)	(260)
Foreign exchange, net	3.c	(46,494)	(24,190)	(9,220)
Equity method profit		274	1,524	899

(Loss) profit before income tax		(1,044,704)	(870,012)	21,356

Income tax expense – current		(49,378)	(26,475)	(27,151)
(Expense) income tax income – deferred	32	(53)	2,492	6,938

Total income tax expense	32	(49,431)	(23,983)	(20,213)

Net (loss) profit for the year		$(1,094,135)	$(893,995)	$1,143

Basic loss per share. (Expressed in dollars)	26
Common stock		(1.09)	$(0.92)	$(0.03)
Preferred stock		(1.09)	$(0.92)	$(0.03)

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2020	2019	2018

Net (loss) income for the year		$(1,094,135)	$(893,995)	$1,143
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	24
Revaluation (devaluation) of administrative property		1,074	2,761	(20,448)
Remeasurements of defined benefit liability		(14,037)	(42,541)	(9,039)
Income tax		(818)	441	(39)

		(13,781)	(39,339)	(29,526)
Items that will be reclassified to profit or loss in future periods:	24
Effective portion of changes in fair value of hedging instruments		474	3,932	(13,701)
Net change in fair value of financial assets with changes in OCI		503	1,205	(328)

		977	5,137	(14,029)

Other comprehensive loss, net of income tax		(12,804)	(34,202)	(43,555)

Total comprehensive (loss) profit net of income tax		$(1,106,939)	$(928,197)	$(42,412)

(Loss) profit attributable to:
Equity holders of the parent		(1,086,935)	(913,712)	(24,803)
Non–controlling interest		(7,200)	19,717	25,946

Net (loss) profit		$(1,094,135)	$(893,995)	$1,143

Total comprehensive (loss) income attributable to:
Equity holders of the parent		$(1,100,326)	$(947,736)	$(68,097)
Non–controlling interest		(6,613)	19,539	25,685

Total comprehensive (loss) income		$(1,106,939)	$(928,197)	$(42,412)

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Changes in Equity

(In USD thousands)

		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Retained (losses) earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance adjusted at January 1, 2018		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$446,398	$1,274,059	$(133,908)	$1,140,151

Net profit (loss)		—	—	—	—	—	—	(24,803)	(24,803)	25,946	1,143
Other comprehensive income (loss)	24	—	—	—	—	(22,846)	(20,448)	—	(43,294)	(261)	(43,555)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,674)	(7,674)
Dividends decreed	36	—	—	—	—	—	—	(35,508)	(35,508)	(62,096)	(97,604)

Balance at December 31, 2018		$82,600	$42,023	$234,567	$469,273	$(82,030)	$37,934	$386,087	$1,170,454	$(177,993)	$992,461

Net (loss) profit		—	—	—	—	—	—	(913,712)	(913,712)	19,717	(893,995)
Other comprehensive income (loss)	24	—	—	—	—	(36,785)	2,761	—	(34,024)	(178)	(34,202)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,712)	(7,712)
Dividends decreed	36	—	—	—	—	—	—	(15,385)	(15,385)	(36,000)	(51,385)

Balance at December 31, 2019		$82,600	$42,023	$234,567	$469,273	$(118,815)	$40,695	$(543,010)	$207,333	$(202,166)	$5,167

Net (loss) profit		—	—	—	—	—	—	(1,086,935)	(1,086,935)	(7,200)	(1,094,135)
Other comprehensive income (loss)	24	—	—	—	—	(14,465)	1,074	—	(13,391)	587	(12,804)
Non-controlling interest increase	25	—	—	—	—	—	—	(395,612)	(395,612)	195,612	(200,000)

Balance at December 31, 2020		$82,600	$42,023	$234,567	$469,273	$(133,280)	$41,769	$(2,025,557)	$(1,288,605)	$(13,167)	$(1,301,772)

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2020	2019	2018

Cash flows from operating activities:
Net (loss) profit for the year		$(1,094,135)	$(893,995)	$1,143
Adjustments for:
Provision net of expected credit losses	9	4,323	50,703	4,526
Provision for expandable spare parts and suppliers obsolescence	11	(32)	2,075	(3,203)
Provision (recovery) for return conditions, net	20	18,960	16,114	(27,092)
Provisions (recovery) for legal claims, net	33	7,555	14,671	(2,973)
Depreciation and amortization	14, 15	532,994	593,396	350,507
Impairment of property and equipment	14	1,070	470,661	38,881
Sale and leaseback transactions amortization		(43,844)	(5,399)	(4,747)
Loss (gains) on disposal of assets		88,483	21,562	(16,081)
Loss (gains) on sale or liquidation of subsidiary	1	26,221	5,487	(10,579)
Fair value adjustment of financial instruments		3,063	2,164	260
Interest income		(4,406)	(9,041)	(10,115)
Interest expense		378,318	299,942	212,294
Deferred tax	32	53	(2,492)	(6,938)
Current tax	32	49,378	26,475	27,151
Unrealized foreign currency loss (gain)		(10,070)	5,363	(32,569)
Changes in:
Accounts receivable		14,621	(10,565)	(103,998)
Expendable spare parts and supplies		6,234	(3,150)	10,056
Prepayments		26,541	30,404	(115)
Net current tax		51,089	51,973	13,497
Deposits and other assets		(4,400)	43,655	95,247
Accounts payable and accrued expenses		(146,781)	(123,171)	249,901
Air traffic liability		62,556	(86,731)	(36.569)
Frequent flyer deferred revenue		35,015	(3,001)	37,719
Provision for return conditions		(15,248)	(1,886)	(5,814)
Employee benefits		(28,533)	(1,345)	(29,740)
Income tax paid		(17,221)	(45,534)	(47,547)

Net cash (used in) from operating activities		$(58,196)	$448,335	$703,102

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2020	2019	2018

Cash flows from investing activities:
Restricted cash		(24,201)	4,558	378
Interest received		4,387	9,619	9,871
Advance payments on aircraft purchase contracts	14	—	(21,324)	(111,711)
Return of aircraft advances	14	50,004	30,312	—
Acquisition of property and equipment		(86,980)	(246,591)	(430,610)
Proceeds from sale of property and equipment		325,649	233,035	132,369
Redemption in certificates of bank deposits		12,339	11,866	4,640
Acquisition of intangible assets	15	(43,764)	(29,129)	(116,635)
Liquidation and sale of subsidiaries	1	(1,778)	(875)	18,000
Acquisition of investments		—	—	(78)

Net cash from (used in) investing activities		$235,656	$(8,529)	$(493,776)
Cash flows from financing activities:
Proceeds from loans and borrowings	17	944,580	616,555	303,640
Transaction costs related to debt	17	(42,516)	(18,807)	—
Repayments of loans and borrowings	17	(350,848)	(637,740)	(483,473)
Interest paid	17	(136,063)	(275,054)	(208,709)
Sale & leaseback transactions		—	—	53,990
Acquisition of non-controlling interest	25	(26,500)	—	—
Dividends paid	36	—	(14,057)	(35,508)
Dividends paid to minority shareholding	36	—	(36,000)	(56,096)

Net cash from (used in) financing activities		$388,653	$(365,103)	$(426,156)
Net increase (decrease) in cash and cash equivalents		566,113	74,703	(216,830)
Effect of movements in exchange rates on cash held		2,554	(5,339)	(17,280)
Cash on deconsolidation of subsidiary		—	—	(1,764)
Cash and cash equivalents at beginning of year		342,472	273,108	508,982

Cash and cash equivalents at end of year		$911,139	$342,472	$273,108

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Group” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited in and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011, AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013, the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and was list as AVH.

Synergy Aerospace Corp currently has the majority of the Group’s shareholding through BRW Aviation LLC, which is the Group’s direct controller. Since May 24, 2019, Kingsland Holdings Limited, through its ownership of ordinary shares of Avianca Holdings and authority to vote the ordinary shares of Avianca Holdings S.A. owned by BRW Aviation LLC, has effective control of Avianca.

Debtor in Possession

Avianca Holdings S.A. and certain of its subsidiary companies “the Debtors” filed, on May 10, 2020 and September 21, 2020 voluntary petitions under chapter 11 of the Bankruptcy Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). Certain actions, including enforcement of claims against the Debtors that were in existence before the filing of the petitions are stayed while the Debtors continue their business operations as debtor-in-possession.

The Company currently operates as Debtor in Possession under the jurisdiction of the bankruptcy court and the provisions of the bankruptcy code. In general, as Debtor in Possession, the Company is authorized to continue operating as a going concern but cannot engage in transactions outside the ordinary course of its operation without prior court approval. The bankruptcy court guarantees some relief, among others, obligations to (i) employees, (ii) tax authorities, (iii) insurance companies, (iv) independent contractors for improvement projects, (v) foreign suppliers, (vi) other airlines under certain agreements, and (vii) certain suppliers considered critical to the operation of the Company.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are the significant subsidiaries in the Group included within these consolidated financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2020	2019
Avianca Ecuador S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	U.S.	100%	100%
Avianca Leasing, LLC.	U.S.	100%	100%
Grupo Taca Holdings Limited.	Bahamas	100%	100%
Latin Airways Corp.	Panamá	100%	100%
LifeMiles Ltd.	Bermuda	89.90%	70%
Avianca Costa Rica S.A.	Costa Rica	92.42%	92.42%
Taca International Airlines, S.A.	El Salvador	96.83%	96.83%
Tampa Cargo Logistics, Inc.	U.S.	100%	100%
Tampa Cargo S.A.S.	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Regional Express Américas S.A.S.	Colombia	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

The Group through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica and Nicaragua and international routes serving North, Central and South America, Europe, and the Caribbean. The Group has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include joint frequent flyer program participation; coordination of reservations, ticketing, passenger check in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code-share agreements currently in place with other airlines include Air Canada, Aeromexico, United Airlines, Copa Airlines, Silver Airways, Iberia, Lufthansa, All Nippon Airways, Singapore Airlines, Eva Airways, Air China, Etihad Airways, Turkish Airlines, Air India, Azul Linhas Aéreas Brasileiras and GOL Linhas Aéreas Inteligentes, Avianca, Taca International (as well as Taca affiliates) and Avianca Ecuador are members of Star Alliance, which give customers access to destinations and services offered by Star Alliance network. Star Alliance members include several of the world’s most recognized airlines, including Lufthansa, United Airlines, Thai Airways, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meeting the highest standards in terms of security and customer service.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. with headquarters in Colombia and Aerotransporte de Carga Union S.A. de C.V. The Group also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Group performs ground operations for third-party airlines. Additionally, an important part of the cargo business is carried by the companies that operate passenger air transportation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group owns and operates a coalition loyalty program called LifeMiles (the “Program”), which is also the frequent flyer Program for the airline subsidiaries of AVH. LifeMiles sells loyalty currency (“Miles”) to its commercial partners and Program members, including to AVH airlines and other airline partners from the Star Alliance network, and collects incentive, fees from partners and members of the Program for certain transactions. These partners in turn use Miles to reward their customers, increasing loyalty for their brands. For instance, partner airlines reward passengers with Miles whenever they fly, financial partners reward cardholders with Miles when they spend with their credit cards, and retail partners reward customers with Miles when they purchase merchandise or other goods and services. Miles earned can be exchanged for flights with Avianca, airline members of Star Alliance and other air partners, as well as for other commercial partners’ products and services such as hotel nights, car rentals and retail merchandise, among other rewards.

Subsidiary liquidation

Parallel to its filing of Chapter 11 in the US, the group began the liquidation of its operations in Peru in accordance with local laws. For the year ended December 31, 2020, the Group made the decision to liquidate the subsidiary detailed below:

Avianca Perú S.A.

On December 31, 2020, the Group defined it will carry out the definitive liquidation of the assets and liabilities of Avianca Perú S.A., as a result of this transaction, the Group lost control and stopped consolidating the financial statements of Avianca Perú S.A. as of December 31, 2020.

The following is the summary of the movements in the consolidated financial statements due to the liquidation and the corresponding loss of control of Avianca Perú S.A.

Avianca Perú S.A.
Cash amount in the company	$1,778
Amount of company assets, without cash	36,768
Amount of liabilities in the company	(12,325)

Total net assets of the subsidiary	26,221

Loss on liquidation of subsidiary	$26,221

The total amount of cash from losing control of the subsidiaries is reported in the statement of net cash flows of cash and cash equivalents disposed of as part of said transaction for a net value of $ 1,778.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Sale of subsidiaries

For the years ended December 31, 2019 and 2018, the Group signed two sale agreements that are detailed below:

Turboprop Leasing Company and Aerotaxis La Costeña S.A.

On April 22, 2019, the Group through its subsidiaries Grupo Taca Holdings Limited (“GTH”) and Nicaragüense de Aviación S.A. (“NICA”) sold all GTH shares in Turboprop Leasing Company Ltd. (“Turbo”), and all NICA shares in Aerotaxis La Costeña S.A. (“La Costeña”), respectively, to Regional Airline Holding LLC (the “Buyer”).

As a result of the transaction, the Group lost control and ceased to consolidate the financial statements of Turboprop Leasing Company Ltd. and Aerotaxis La Costeña S.A. on May 31, 2019.

The following is the summary of the movements in the consolidated financial statements due to the sale and the corresponding loss of control of Turbo Leasing Company Ltd. and Aerotaxis La Costeña S.A.

	Turboprop Leasing Company Ltd.	Aerotaxis La Costeña S.A.	Total Sale
Cash amount in the company	$8,876	$2,889	$11,765
Amount of company assets, without cash	28,632	6,928	35,560
Amount of liabilities in the company	(19,507)	(3,729)	(23,236)

Total net assets of the subsidiary	18,001	6,088	24,089
Noncontrolling interest	(5,769)	(1,943)	(7,712)

Participation of GTH / Nicaragüense de Aviación	$12,232	$4,145	$16,377

Consideration received in cash	6,425	4,465	10,890

Loss / gain on sale of subsidiaries	$(5,807)	$320	$(5,487)

The total amount of cash paid for losing control of the subsidiaries is reported in the statement of net cash flows of cash and cash equivalents disposed of as part of said transaction for a net payment of $ 875.

Getcom Int’l Investments SL

On December 28, 2018, Avianca Holdings signed an agreement for the sale and transfer of its stake and control in Getcom Int’l Investments SL, a company incorporated in Spain, to Seger Investments, Corp, a company domiciled in Panama, which already owned a 50% stake in Getcom Int’l Investments SL. In accordance with the terms of said agreement, the Company and the Buyer also made the sale on this date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As a result of the transaction, the Group lost control and stopped consolidating the financial statements of Getcom Int’l Investments S.L. on December 31, 2018.

The following is a summary of the movements in the financial statements due to the sale and the corresponding loss of control of Getcom Int’l Investments S.L:

Cash amount at Getcom Int’l Investments S.L.	$1,764
Amount of assets of Getcom Int’l Investments S.L., without cash	20,561
Amount of liabilities at Getcom Int’l Investments S.L.	(6,980)

Total net assets of the subsidiary	$15,345
noncontrolling interest	(7,674)

AVH participation	7,671

Consideration Received:
Part of the consideration consisting of cash	18,000
Part of the consideration consisting of accounts receivable	250

Fair value of the consideration received	$18,250

Gain on sale of subsidiary	$10,579

As of December 31, 2020, and 2019, Avianca Holdings S.A. had a total fleet consisting of:

	December 31, 2020			December 31, 2019
Aircraft	Owned/ Financial Lease	Operating Lease (1)	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-319	23	2	25	23	4	27
Airbus A-320	22	33	55	31	26	57
Airbus A-320 NEO	3	7	10	3	7	10
Airbus A-321	5	6	11	7	6	13
Airbus A-321 NEO	—	2	2	—	2	2
Airbus A-330	1	6	7	3	7	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F	3	—	3	5	—	5
Boeing 787-8	8	5	13	8	5	13
Boeing 787-9	—	1	1	—	1	1
ATR-72	11	—	11	15	—	15
Boeing 767F	2	—	2	2	—	2
Embraer E-190	—	—	—	10	—	10

	84	62	146	113	58	171

(1)	Operating leases increase from 2019 to 2020, due to the acquisition of operating aircraft under lease (Sale and Lease Back).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	Basis of preparation of the consolidated financial statements

(a)	Statement of compliance

The consolidated financial statements for the years ended December 31, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the group for the year ended December 31, 2020 were prepared and submitted by Management and authorized for issuing by Audit Committee on March 20, 2021.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for, land and buildings (classified as administrative property), assets held for sale, derivative financial instruments and plan assets, which have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in cash flow for changes in fair value that would otherwise be carried at amortized cost are adjusted to recognize changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

(c)	Functional and presentation currency

These consolidated financial statements are presented in US Dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. The evolution of COVID-19 and the chapter 11 proceedings generates uncertainty that could negatively affect our assumptions, for that reason the actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated financial statements, significant judgments were made by Management when applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019. However, the current environment generates uncertainty and complexity in the estimates calculate.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Our situation related to Chapter 11 creates material uncertainties that may raise significant doubts about our ability to continue as a going concern. See note 2 (e).

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 75 aircraft from the A319, A320, A321, A330, A330F, ATR72, and B787 families.

•

The Group has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Group and these aircraft are shown in the consolidated statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the consolidated financial statements:

•

The Group recognizes revenue from tickets that are expected to expire without having been used based on historical data and experience, and the impact of COVID-19 in the future trend of use of tickets by passengers. To define the expected expiration, with the support of an independent third-party specialist, the administration must make estimates of the historical experience, which is an indication of the future behavior of the clients, analyzed by type of rate. As indicated by the accumulated data, the administration evaluates the historical data once a year or more frequently according to experience and makes the necessary adjustments.

•

The Group believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax. The Group establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•

Deferred tax assets are recognized for all unused tax losses and taxable temporary differences to the extent that it is probable that taxable profit will be available against which the deferred tax can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income (See note 14 y 24). The Group engaged independent valuation specialists to assists management in determine the fair value of these assets as of December 31, 2020. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually considering the latest fleet plans and business plan information. In the note 14 provides more information about the net book value of the property and equipment and their respective depreciation charges.

•

The Group evaluates the carrying value of long-lived assets subject to amortization or depreciation whenever events or changes in circumstances indicate that an impairment may exist. For purposes of this testing, it’s realized by transportation and loyalty cash generating units. An impairment charge is recognized when the asset’s carrying value exceeds its net undiscounted future cash flows and its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired.

•

The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the rate of the bonds issued by the Colombian Government.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

The Group estimated the breakage of miles, supported by a third valuation specialist to assist management in this process. The Group considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•

The Group estimated a provision for expected credit losses based on informed and reasonable information about past events, present conditions and reasonable and justifiable forecasts regarding future economic conditions, considering credit risk, classification and late payment.

•

The Group recognizes a provision in the balance sheet when a third-party account has a legal or implicit obligation as a result of a past event, and it is probable that an exit of liquidity benefits to the obligation is required. In relation to provisions for litigation, the main source of uncertainty is the time of the outcome of the process.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Group incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Group is entitled to receive compensation from the lessor. The Group accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs with third parties of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period.

(e)	Avianca Holding Chapter 11 Filing, Insolvency of Avianca Peru and Going Concern

Background

As a result of the adverse effects of COVID-19, which has resulted in a 90% decline in global passenger traffic and is expected to reduce industry revenues worldwide by $314 billion, according to the International Air Transport Association. Avianca’s scheduled passenger operations had been grounded since mid-March, reducing its consolidated revenue by over 63% and placing significant pressure on its cash reserves. In order to preserve and reorganize our businesses, Avianca Holdings S.A. and certain of its subsidiary companies filed, on May 10, 2020 and September 21, 2020, voluntary petitions under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). LifeMiles™, Avianca’s loyalty program, is administered by a separate company and is not part of the Chapter 11 filing.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Chapter 11 procedures and advisors

The Chapter 11 process is a well-established legal process in the United States of America that is recognized by many other countries around the world. The process is a temporary one that, allows a company to reorganize and complete a financial and operational restructuring under the supervision of the U.S. federal court system, while continuing its operations under the oversight of its board of directors and management team. Many companies, including airlines, have used the Chapter 11 process to reorganize their financial obligations and emerge as stronger organizations. Avianca itself underwent a Chapter 11 process in 2003 that allowed it to position itself for expansion in Latin America.

Through the Chapter 11 reorganization process, Avianca intends to:

•

Protect and preserve operations so Avianca can continue to operate and serve customers with safe and reliable air travel, under the strictest biosafety protocols, as COVID-19 travel restrictions are gradually lifted.

•

Ensure connectivity and drive investment and tourism by continuing as Colombia’s flagship airline, serving over 50% of the domestic market in Colombia and providing essential nonstop service across South America, North America and European markets as well as continuing cargo operations, playing a key role in the economic recovery of Colombia and the Company’s other core markets following the COVID-19 pandemic.

•

Preserve jobs in Colombia and other markets where the Company operates, with Avianca directly responsible for more than 14,500 jobs throughout Latin America, including more than 10,000 in Colombia, and working with more than 3,000 vendors.

•

Restructure the Company’s balance sheet and obligations to enable Avianca to navigate the effects of the COVID-19 pandemic as well as comprehensively address liabilities, leases, aircraft orders and other commitments.

As a consequence of our filing Chapter 11 petitions, our operations and our ability to develop and execute a business plan, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy.

These risks include our ability to:

•	maintain adequate cash on hand throughout the Chapter 11 process,

•	generate cash flow from operations, which depends largely on factors beyond our control relating to developments deriving from the spread of COVID-19,

•	confirm and consummate a plan of reorganization with respect to our Chapter 11 proceedings,

•	obtain sufficient financing to allow us to emerge from bankruptcy and execute our business plan post-emergence, as well as comply with the terms and conditions of that financing,

•	maintain relationships with our creditors, suppliers, service providers, customers, directors, officers, and employees,

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•	maintain contracts that are critical to our operations on reasonably acceptable terms and conditions, and

•	bear the high costs of bankruptcy proceedings and related fees.

Additionally, these risks include that:

•	counterparties may seek and obtain court approval to terminate contracts and other agreements with us,

•	third parties that are outside the jurisdiction of the bankruptcy court to enforce their claims against the Debtors, either during the Chapter 11 cases or after their conclusion,

•

the bankruptcy court may shorten the exclusivity period for us to propose and confirm a Chapter 11 plan appoint a Chapter 11 trustee (iii) convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings or (iv) dismiss the Chapter 11 cases, and

•	the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings may be inconsistent with our plans.

Any delays in our Chapter 11 proceedings increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the reorganization process.

In connection with the Company’s reorganization proceedings pursuant to Chapter 11, the United States Trustee for Region Two appointed the following seven unsecured creditors as members of the Company’s Unsecured Creditors’ Committee (hereinafter the “Committee”): (i) La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles (Pension fund for the Colombian Association of Civil Aviators or CAXDAC); (ii) The Boeing Company; (iii) Puma Energy; (iv) SMBC Aviation Capital, Ltd. (v) KGAL Investment Management GmbH & Co KG; (vi) Delaware Trust Company; and (vii) the Colombian Association of Civil Aviators (Asociación Colombiana de Aviadores Civiles or “ACDAC”).

To best position Avianca to successfully complete the Chapter 11 process, the Company’s Board of Directors has retained world-class advisors, including Seabury Securities LLC and FTI Consulting, which are serving as financial advisors to Avianca, as well as Milbank LLP, Smith, Gambrell & Russell, LLP, Gómez-Pinzón Abogados and Urdaneta, Vélez, Pearl & Abdallah Abogados, which are serving as legal counsel. The Company’s Board of Directors has also been advised by Willis Towers Watson, an independent compensation consultant, regarding the Company’s compensation programs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Chapter 11 Process

Chapter 11 filing

Avianca Holdings S.A. and certain of its subsidiary companies filed, on May 10, 2020 and September 21, 2020, voluntary petitions under chapter 11 of the Bankruptcy Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York.

The prepetition liabilities of the 39 companies under chapter 11 as of May 10, 2020, and its update as of December 31, 2020 are the following:

December 31, 2020
Debt	4,200,663
Accounts payable	261,126
Accrued expenses	22
Provisions for legal claims	18,107
Provisions for return conditions	160,839
Other liabilities	330

4,641,087

The two companies included under Chapter 11 on September 21, 2020 do not present liabilities. See details of the obligations subject to commitment in each of the disclosure notes.

As a result of the filing of voluntary petitions on May 10, 2020, under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, the ( “NYSE”) announced on May 11, 2020 that, as is standard practice, the NYSE suspended trading in the Company’s American Deposit Shares (the “ADSs”), each of which represents eight preferred shares of the company. On May 27, 2020, the (“NYSE”) submitted to the Securities and Exchange Commission the intention to withdraw ADSs from Avianca Holdings from listing and registering on the (“NYSE”) at the opening of operations on June 8, 2020, in accordance with the provisions of Rule 12d2-2 (b) because, in the opinion of the (“NYSE”), ADSs are considered not adequate to continue to be listed and traded on the (“NYSE”). On June 1, 2020, the Securities and Exchange Commission confirmed that the Company’s ADSs were deregistered under Section 12 (b) of the Securities Exchange Act of 1934.

On May 22, 2020, the Colombian Stock Exchange (“BVC”) notified the Company that: (i) the Company’s preferred shares continue to be listed on the BVC, (ii) the Company’s preferred shares remain ineligible for repo transactions and are inadmissible as collateral for margin calls on other types of transactions, and (iii) as of May 11, 2020, no futures or options contracts can be entered into with respect to Avianca’s preferred shares.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Motions filed on May 10, 2020 have been progressively approved by the United States Bankruptcy Court for the Southern District of New York at hearings on May 12, 2020, June 11, 2020, and July 14, 2020 Collectively, the orders issued by the Court at the hearing will help ensure that Avianca continues normal business operations throughout the reorganization process.

Operational motions

The Court granted initial relief to make payments of $ 300 million. The foregoing allowed Grupo Avianca Holdings S.A. protect employees and suppliers while continuing to serve customers. Avianca received authorization to:

•

Pay certain employee wages, compensation and benefit obligations owed from before the filing date, as well as to continue paying wages and honoring employee benefit programs in the normal course of business during its Chapter 11 cases.

•

Maintain its network of customer programs throughout this process. Customers can continue to arrange travel and fly with Avianca in the same way they always have. Additionally, Avianca customers will continue to accrue miles when they fly with Avianca, and can continue to redeem miles earned through LifeMiles™ to purchase tickets with Avianca during this process; and,

•

Honor various obligations owed to certain of its travel agency partners, vendors and suppliers from before the filing date. The Company will also continue to pay vendors and suppliers, as well as travel agency partners, in the ordinary course for goods and services provided on or after May 10, 2020.

•	Pay accrued and ongoing prepetition taxes and fees, as well as insurance and surety bond obligations, as they come due in the ordinary course of business.

Rejection of certain contracts

As debtor in the Chapter 11 cases, Avianca has the ability to reject burdensome executory contracts and unexpired leases. Upon commencement of the Chapter 11 cases, Avianca sought to reject the leases of 12 aircraft, which was approved at the hearing of June 11, 2020. The rejected aircraft correspond to 2 A330, 2 A319, 2 A320, 2 A321 and 4 ATR-72. (See note 14). As of December 31, 2020, and as a result of these rejections, the obligations with the lenders and lessors were extinguished and Avianca also lost control over the related assets, which led to the derecognition of the assets and liabilities associated with these aircraft.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

DIP Financing

On October 5, 2020, the U.S. Bankruptcy Court for the Southern District of New York approved Avianca Holdings S.A.’s debtor in possession (DIP) financing (the “DIP Order”) in an aggregate principal amount of up to approximately $1,992,191 – inclusive of outstanding debt that was refunded, refinanced and replaced (on a cashless basis), fees and discounts. The DIP financing consists of Tranche A loans and notes in an aggregate principal amount of up to $1,269,500 (corresponding to $881,000 of new money and the remaining $388,500 of roll-ups in respect of the New Bonds) and Tranche B notes in an aggregate principal amount of up to $722,918 (corresponding to $335,920 of new money and the remaining $388,500 of roll-ups in respect of the secured convertible loan agreement entered into with United Airlines Inc., Kingsland International Group S.A. and certain other investors and the convertible securities purchase agreement entered into with Citadel in December 2019 and January 2020). Further, Tranche A is composed by a sub-tranche A-2, consisting of a backstop commitment provided by certain lenders in an aggregate principal amount of $240,000 to allow for the eventual participation of one or more governments in the DIP financing.

Each of Avianca Holdings S.A.’s subsidiaries that are currently under Chapter 11 guarantee, on a joint and several basis, all of Avianca Holdings S.A.’s obligations. On October 13, 2020, the DIP financing agreements became effective and the initial disbursements thereunder took place, disclosed in note 17 to the consolidated financial statements.

As set forth in the DIP Order and the applicable agreements, the DIP financing agreements are collateralized by all of the assets and properties (whether tangible, intangible, real, personal or mixed) of Avianca Holdings S.A. and the guarantors (including pledges on Avianca Holdings S.A.’s equity in LifeMiles and its material subsidiaries such as those that conduct cargo operations, pledges on certain of the obligors’ intellectual property and control agreements in respect of certain of Avianca Holdings S.A.’s and its subsidiaries’ bank accounts).

The Company expects that the DIP financing will provide the Company necessary funds to support its operations through the Chapter 11 process.

Claims processing

On November 16, 2020, the United States Bankruptcy Court for the Southern District of New York granted the motion for a Claims Date (Bar Date) establishing January 20, 2021 (“The general deadline”) as the general deadline for each entity (including individuals, partnerships, joint venture agreement, trusts and government units) file proofs of claim against the Debtors. Government units had until February 5, 2021 (the “Deadline for Government Units”), to present evidence of claim.

Entities that have a claim against any of the Debtors arising from the rejection of successive performance contracts and leases in force, must present evidence of claim no later than (i) on the General Deadline Date, or (ii) the last of the date that is (a) thirty days after the date of entry of an order from the Bankruptcy Court authorizing the rejection of said contract or lease, or (b) the applicable rejection date (the “Deadline for Rejection Claims”).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

In accordance with the Bar Date Order, if any of the Debtors modifies or complements its Annexes, the affected claimant must present its evidence of claim or rectify its evidence of claim already presented with respect to such modification of its Claim Prior to the Request in the Annex, no later than (a) on the General Deadline Date, or (b) within thirty days following the date on which the affected claimant is notified about the modification of the Annex, whichever is later “Deadline for Annexes Modified ”).

On May 10, 2020 (the “Petition Date”), Avianca Holdings SA (the “Company” or “Avianca”) and certain of its subsidiaries and affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

No assurance can be given as to the value, if any, that may be ascribed to the Debtors’ various pre-petition liabilities and other securities.

Under Section 365 and other relevant sections of the Bankruptcy Code, the Debtors may assume, assume and assign, or reject executory contracts and unexpired leases, including, without limitation, agreements relating to aircraft and aircraft engines (collectively, Aircraft Property) and leases of real property, subject to the approval of the Bankruptcy Court and certain other conditions.

In general, rejection of an executory contract or unexpired lease is treated as a prepetition breach of such contract or lease and, subject to certain exceptions, relieves the Debtors from performing their future obligations under such contract or lease. The contract counterparty or lessor, for its part, can assert a prepetition general unsecured claim for damages caused by such deemed breach. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure existing defaults under such executory contract or unexpired lease.

As of December 31, 2020, the Debtors had rejected twelve Aircraft leases relating to four ATR 72, four Airbus A320, two Airbus A321 and two Airbus A330, which have been returned to the respective lessor. The Debtors expect that liabilities subject to compromise and resolution in the Chapter 11 Cases will arise in the future as a result of damage claims resulting from the Debtors’ rejection of various executory contracts and unexpired leases. Due to the uncertain nature of many of the potential rejection claims, the magnitude of such claims is not reasonably estimable at this time. Such claims may be material. As of December 31, 2020, the Group have recorded in the financial statements the amounts for claims for which there was reasonable sufficient information to estimate the claim.

Subsequent events

In the first quarter of 2021, the Group received the third disbursement of the DIP loan, and also presented a motion to reject the leases of 2 aircraft corresponding to 2 A319.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Dissolution of Avianca Peru

Parallel to your Chapter 11 filing in the US, Avianca began winding up its operations in Peru in accordance with local law. This decision supports essential correct sizing efforts and will allow Avianca to renew its focus on core markets by exiting its court-supervised reorganization.

Currently, the liquidation proceeding is in process of liquidating liabilities and assets of such entity. Such process is under the supervision of Estrategia Consultores S.A.C, the designated independent liquidator. Although the agreement of the General Shareholders’ Meeting has already been published, its registration in the Public Registry of Peru since July 08, 2020.

On May 27, 2020, the Bankruptcy Court of the Southern District of New York, in the best interest of Avianca, its creditors and other related parties, authorized the debtor companies to pay the labor obligations to the employees of Avianca Peru S.A., as well as any other cost associated with its liquidation up to a limit of $7 million related to the 906 employees of the Company. As of December 31, 2020, payments related to labor settlements were recognized to the employees of Avianca Perú S.A. for $8,773, the same that have been served with the Company’s own resources without even having to resort to requesting funds from the Bankruptcy Court of the Southern District of New York.

Going Concern

As a result of the adverse effects of COVID-19, the Group recognized a net loss after tax of $1,094,135 as of December 31, 2020 ($893,995 for the year ended December 31, 2019), that originated an equity deficit of $1,301,772; and the consolidated statement of financial position reflected an excess of current liabilities over current assets as of December 31, 2020 of $4,843,757 ($1,020,874 as of December 31, 2019) and excluding air traffic liability and frequent flyer deferred revenue of $4,282,560 as of December 31, 2020 ($495,580 as of December 31, 2019).

The administration currently implements among others the following measures under its chapter 11 process:

•	Cost savings and liquidity preservation measures, including temporary deferral of non-essential expenses and capital expenditures.

•

Legal and financial advice for the development and implementation of the reorganization plan under chapter 11 laws and the appropriate decision-making under the current conditions, which includes rejection of contracts and flexibility of lease contracts to limit the consumption of cash in the restructuring period of the Group.

•	Contract renegotiation with suppliers and lessors.

•	Fleet simplification, in line with the protection granted under Chapter 11.

•	Launching commercial strategies to re activate demand for Air services.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The gradual reactivation of our passenger operation, in addition to the execution of the company’s DIP financing, partially disbursed during the last quarter of 2020, have enabled the company to continue to implement its restructuring plan, focused on successfully emerging from Chapter 11 as a viable entity. However, our operations and our ability to develop and execute our business plan, renegotiate our liabilities at sustainable levels, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with the reorganization process under Chapter 11. Such risk implies a significant doubt about our ability to continue as a going concern and, therefore, the Group may not be able to realize its assets and settle the liabilities in the normal course of business.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts or classification of reported assets, liabilities, and expenses, that would otherwise be necessary if the going concern assumption was not appropriate.

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by all the Company’s entities of the Group, except in mentioned in the note 4.

(a)	Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings S.A. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, in accordance with IFRS 10. Control is established after assessing the Group’s ability to direct the relevant activities of the investee, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the investee’s returns. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Group.

The consolidated financial statements also include 49 special purpose entities that relate primarily to the Group’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition, the consolidated financial statements include 72 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Group has consolidated these entities in accordance with IFRS 10.

When the sale of a subsidiary occurs and no percentage of participation is retained on it, the Group derecognizes the assets and liabilities of the subsidiary, the non-controlling interests and the other components of equity related to the subsidiary on the date on which it was sold. Any gain or loss resulting from the loss of control is recognized in the consolidated statement of comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

If the Group retains a percentage of participation in the subsidiary sold, and does not represent control, this is recognized at its fair value on the date when control is lost, the amounts previously recognized in other comprehensive income are accounted for as if the Group had directly disposed of the related assets and liabilities, which may cause these amounts to be reclassified to profit or loss. The retained percentage valued at its fair value is subsequently accounted for using the equity method.

(b)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Foreign currency transactions

These consolidated financial statements are presented in US dollars, which is the Group’s functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the respective spot rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are recognized currently as an element of profit or loss. Non–monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non–monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations

Assets and liabilities of foreign operations included in the consolidated statement of financial position are translated using the closing exchange rate on the date of the consolidated statement of financial position. The revenues and expenses of each income statement account are translated at quarterly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

(d)	Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non–controlling interests in the acquire. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred to the seller, including the amount recognized for non–controlling interest over the fair value of identifiable assets acquired and liabilities assumed. If this consideration is less than the fair value of the net assets acquired, the difference is recognized as profit at the date of acquisition.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Group’s cash–generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

(e)	Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer. The Group recognizes income when transferring control over the good or service to the customer. Below is information on the nature and timing of the satisfaction of performance obligations in contracts with customers.

(i)	Passenger and cargo transportation

The Group recognizes revenues from passenger, cargo and other operating income in consolidated statements of comprehensive income. Revenues from passenger, which includes transportation, baggage fees, fares, and other associated ancillary income, is recognized when transportation is provided. Cargo revenues are recognized when the shipments are delivered. Other operating income is recognized as the related performance obligations are met.

The tickets and other revenues related to transportation that have not yet been provided are initially deferred and recorded as “Air traffic liability” in the consolidated statement of financial position, deferring the revenue recognition until the trip occurs. For trips that have more than one flight segment, the Group considers each segment as a separate performance obligation and recognizes the revenues of each segment as the trip takes place. Tickets sold by other airlines where the Group provides transportation are recognized as passenger income at the estimated value that will be billed to the other airline when the trip is provided.

Reimbursable tickets usually expire after one year from the date of issuance. Non-refundable tickets generally expire on the date of the intended trip, unless the date is extended by customer notification on or before the scheduled travel date. Rates for unused tickets that are expected to expire are recognized as revenue, based on historical data and experience, supported by a third valuation specialist to assist management in this process.

The Group periodically evaluates this liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from the estimates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group evaluates its estimates and adjusts deferred revenue for unearned transportation and revenue for passenger transport when necessary.

The various taxes and fees calculated on the sale of tickets to customers are collected as an agent and sent to the tax authorities. The Group records a liability when taxes are collected and deregisters it when the government entity is paid.

(ii)	Loyalty program

The Group has a frequent flyer program “LifeMiles”, that is managed by LifeMiles Ltd, a subsidiary of the Group which airlines buy lots of miles to be granted to member costumers of the program. The purpose of the program is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Group’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels. Miles earned can be exchanged for flights or other products or services from alliance partners.

The liabilities for the accumulated miles are recognized under “Frequent Flyer Deferred Revenue” (See note 22) until the miles are redeemed.

The Group recognizes the revenue for the redemption of miles at the time of the exchange of miles. They are calculated based on the number of miles redeemed in a given period multiplied by the cumulative weighted average yield (CWAY), which leads to the decrease of “ Frequent Flyer Deferred Revenue “.

Breakage estimates are reviewed every semester. If a change in the estimate is presented, the adjustments will be accounted for prospectively through the income, with an adjustment of “update” to the corresponding deferred income balances.

(f)	Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”. They are recognized in results except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income.

(i)	Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity or in other comprehensive income recognized in the consolidated statement of changes in equity or consolidated statement of comprehensive income, respectively. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are recognized to the extent that is probable that the temporary differences, the carry forward of unused tax credits and any unused tax losses can be utilized, except:

•

Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•

In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re–assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(g)	Property and equipment

(i)	Recognition and measurement

Flight equipment, property and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Property, operating equipment, and improvements that are being built or developed for future use by the Group are recorded at cost as under–construction assets. When under–construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gain and losses on disposal of an item of flight equipment, property and equipment are determined by comparing the proceeds from disposal with the carrying amount.

(ii)	Subsequent costs

The costs incurred for major maintenance of an aircraft’s fuselage and engines are capitalized and depreciated over the shorter period to the next scheduled maintenance or return of the asset. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the consolidated statement of comprehensive income on a straight–line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits associated to the asset.

Rotable spare parts for flight equipment are depreciated on the straight–line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Aircraft	10 – 30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major overhaul repairs	4 – 12
Rotable parts	Useful life of fleet associated
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Administrative Property	20 – 50
Vehicles	2 – 10
Machinery and equipment	2 – 15

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Residual values, amortization methods and useful lives of the assets are reviewed and adjusted, if appropriate, at each reporting date.

The carrying value of flight equipment, property and other equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The Group receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction of the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the consolidated statement of financial position when awarded by manufacturers.

(iv)	Revaluation and other reserves

Administrative property in Bogota, Medellín, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the other comprehensive income, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(h)	Assets held for sale

Non-current assets and groups of assets for disposal that are classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Non-current assets and groups of assets for disposal are classified as held for sale if their carrying amount will be recovered mainly through a sale transaction, rather than through continued use. This condition is considered fulfilled only when the sale is highly probable and the asset or group of assets for disposal are available, in their current conditions, for immediate sale. The administration must be committed to the sale, and it must be expected that the sale complies with the necessary requirements for its recognition as such, within the year following the date of classification.

Property and equipment and intangible assets, once classified as held for sale, are not subject to depreciation or amortization and both the assets and any liabilities directly associated with the assets held for sale is reclassified to current and disclosed in a separate line of the consolidated financial statement, when the criteria for having an assets as held for sale are no longer met, the Company reclassifies property and equipment for the lower value between:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

1)	The carrying amount before the asset was classified as held for sale, adjusted for the depreciation that would have been recognized if it had not been classified as held for sale.

2)	The recoverable amount on the date of the subsequent decision not to sell it.

(i)	Leased assets

(i)	Assets by right of use

The Group recognizes the assets for right of use on the start date of the lease (that is, the date on which the underlying asset is available for use). The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any new measurement of lease liabilities. The cost of the assets with the right to use includes the amount of the recognized lease liabilities, the initial direct costs incurred, and the lease payments made on or before the start date, less the lease incentives received. The assets recognized by right of use are depreciated in a straight line during the shortest period of their estimated useful life and the term of the lease. The assets by right of use are subject to deterioration.

(ii)	Lease liabilities

On the start date of the lease, the Group recognizes the lease liabilities measured at the present value of the lease payments that will be made during the term of the lease. Lease payments include fixed payments and variable lease payments that depend on an index or a rate.

Lease payments also include the price of a purchase option that the Group can reasonably exercise and penalty payments for terminating a lease.

Variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

At the beginning of a contract, the Group assesses whether a contract is or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an asset for a period of time in exchange for a consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

At the commencement or modification of a contract that contains a lease component, the Group assigns the consideration in the contract to each lease component on the basis of their relative independent prices. However, for property leases the Group has chosen not to separate the non-lease components and to account for the lease and non-lease components as a single lease component.

(j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(k)	Intangible assets

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the consolidated statement of comprehensive income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of comprehensive income within depreciation and amortization.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash–generating unit level, without exceeding a business segment. Impairment measurement is currently carried out at the level of the air transport segment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the de–recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of comprehensive income when the asset is derecognized.

Goodwill is measured initially at cost, represented by the excess of the sum of the consideration transferred and the amount recognized for the non-controlling interest, with respect to the net of the identifiable assets acquired and the liabilities assumed. If this consideration is less than the fair value of the net assets acquired, the difference is recognized as a gain at the date of acquisition.

After initial recognition, Goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment tests, Goodwill acquired in a business combination is assigned, from the date of acquisition, to each company acquired and impairment measurement is carried out at the air segment level.

The Group’s intangible assets include the following:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(i)	Software and webpages

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Group capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight-line basis over its useful life.

Licenses and software rights acquired by the Group have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statement of comprehensive income.

(ii)	Routes and trademarks

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with routes and trademark rights are based on management’s assumptions of estimated future economic benefits. The intangible assets are amortized over their useful lives of between two and thirteen years. Certain routes and trademarks have indefinite useful lives and therefore are not amortized but tested for impairment at least at the end of each reporting period. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Group expects to provide an indefinite service on the routes it has determined with an indefinite useful life and expects the support infrastructure to be maintained at those airports during the entire time that the routes exist. The analysis of demand and cash flows supports these assumptions because the facts and circumstances support the ability of the entity to continue providing air service indefinitely.

(iii)	Intangible assets associated with contractual rights and obligations

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

(iv)	Other intangible rights

Contains projects related to technological developments to generate efficiencies in the operation. Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Its intention to complete and its ability and intention to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

(l)	Financial instruments – initial recognition, classification and subsequent measurement

(i)	Financial assets

Financial assets are classified in the initial recognition as follows:

•	Measured at amortized cost,

•	At fair value through changes in other comprehensive income (OCI) and

•	At fair value through profit or loss.

The classification of financial assets in the initial recognition depends on the characteristics of the contractual cash flow of the financial asset and the Group’s business model for its administration. With the exception of commercial accounts receivable that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, (in the case of a financial asset that does not obtain profit or loss), transaction costs. Commercial accounts receivable that do not contain a significant financing component are measured at the transaction price determined in accordance with IFRS 15.

For a financial asset to be classified and measured at amortized cost or at fair value through OCI, it must give rise to cash flows that are “only capital and interest payments (SPPI)” over the outstanding principal amount. This evaluation is known as the SPPI test and is performed at the instrument level.

The Group’s business model for the management of financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets or both. Purchases or sales of financial assets that require the delivery of assets within a time frame established by regulation or convention in the market (regular operations), are recognized on the trading date, that is, the date on which the Group Commit to buy or sell the asset.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Subsequent measurement

For subsequent measurement purposes, financial assets are classified into four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with effect on accumulated gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI without effect on accumulated gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if the following conditions are met:

•	The financial asset is maintained within a business model with the objective of maintaining financial assets in order to collect the contractual cash flows.

•	The contractual terms of the financial asset give rise on specific dates to the cash flows that are only payments of the principal and interest on the principal amount pending payment.

Financial assets at amortized cost are subsequently measured using the effective interest method (EIM) and are subject to impairment. Profits and losses are recognized in results when the asset is written off, modified or impaired.

The Group’s financial assets at amortized cost include trade accounts receivable, accounts receivable with related parties, accounts receivable from employees and other non-current financial assets.

Financial assets at fair value through OCI (debt instruments)

The Group measures debt instruments at fair value through OCI if the following conditions are met:

•	The financial asset is maintained within a commercial model with the objective of maintaining both to collect contractual cash flows and sell.

•	The contractual terms of the financial asset give rise on specific dates to the cash flows that are only payments of the principal and interest on the principal amount pending payment.

For debt instruments at fair value through OCI, interest income, exchange revaluation and impairment losses or reversals are recognized in the other comprehensive income and are calculated in the same manner as for financial assets measured at amortized cost. The remaining changes in fair value are recognized in OCI. After derecognition, the change in accumulated fair value recognized in OCI is recognized in profit or loss.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Financial assets designated at fair value through OCI (equity instruments)

After initial recognition, the Group may elect to irrevocably classify its capital investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments. The classification is determined instrument by instrument.

Gains and losses on these financial assets are never recognized as gains or losses. Dividends are recognized as other income in the income statement when the right to payment has been established, except when the Group benefits from such income as a recovery of part of the cost of the financial asset, in which case such earnings are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment evaluation.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated at initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the short term. Derivatives, including embedded implicit derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not only capital and interest payments are classified and measured at fair value through profit or loss, regardless of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments can be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are recorded in the statement of financial position, at fair value with net changes, recognized in the statement of comprehensive income.

This category includes derivatives and listed equity investments that the Group had not irrevocably chosen to be classified at fair value through OCI. Dividends on listed equity investments are also recognized as other income in the statement of comprehensive income when the right to payment has been established.

(ii)	Impairment of financial assets

The Group recognizes a reserve for expected credit losses (ECL) for all debt instruments that are not held at fair value through profit or loss. The ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

For trade accounts receivable and contractual assets, the Group applies a simplified approach when calculating ECL. Therefore, the Group does not track changes in credit risk, but recognizes a loss adjustment based on ECL for life at each reporting date. The Group has established a provision matrix that is based on its historical experience of credit losses, adjusted by specific prospective factors for debtors and the economic environment.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized primarily when:

The rights to receive cash flows from the asset have expired

The Group has transferred its rights to receive cash flows from the asset or has assumed the obligation to pay the cash flows received in full without significant delay to a third party under a “transfer” agreement, and (a) the The Group has transferred substantially all the risks and benefits of the asset, or (b) the Group has not transferred or retained substantially all the risks and benefits of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a transfer agreement, it evaluates whether and to what extent it has retained the risks and benefits of ownership. When it has not transferred or retained substantially all the risks and benefits of the asset, nor transferred control of the asset, the Group continues to recognize the asset transferred to the extent of its continued participation. In this case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

The continuous participation that takes the form of a guarantee on the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group may have to repay.

(iii)	Financial liabilities

Financial liabilities are classified, on initial recognition, as financial liabilities at fair value through profit or loss, loans and debt, accounts payable, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are initially recognized at fair value and, in the case of loans and debt and accounts payable, net of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payable and other accounts payable, loans and debt, including bank overdrafts and derivative financial instruments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the short term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in the hedging relationships defined by IFRS 9. Separate embedded derivatives are also classified as held for trading unless they are designated as equity instruments. effective coverage.

Gains or losses on liabilities held for trading are recognized in the consolidated statement of income.

The financial liabilities designated in the initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Group has not designated any financial liability at fair value with changes in results.

Loans carried at amortized cost

This is the most relevant category for the Group. After initial recognition, interest-bearing loans are subsequently measured at amortized cost using the effective interest method (EIM). Profits and losses are recognized in results when liabilities are derecognized in accounts, as well as through the EIM amortization process.

The amortized cost is calculated taking into account any discount or premium on the acquisition and the fees or costs that are an integral part of the EIM. The amortization of the EIM is included as financial costs in the income statement.

This category generally applies to loans and debt that accrue interest.

Derecognition financial instruments

Financial liability is derecognized when the obligation under the liability is canceled or expires. When an existing financial liability is replaced by another of the same lender in substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as the derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(iv)	Compensation of financial assets and liabilities

Financial assets and liabilities are offset and the net amount is recorded in the consolidated statements of financial position, if and only if, you have the legal right to offset the amounts recognized and there is an intention to cancel them on a net basis, or, to realize the assets and cancel the liabilities simultaneously.

(v)	Fair value of financial instruments

The fair value of the financial instruments that are traded in the active markets on each reporting date is based on the prices quoted on the market (on the prices of purchase and sale prices on the stock exchange), not including deductions for transaction costs.

In the case of financial instruments that are not traded in active markets, fair value is determined using valuation techniques. Such techniques may include recent purchase and sale transactions at arm’s length prices, reference to the fair value of other basically identical financial instruments, an analysis of the discounted cash flow, or recourse to other valuation models.

Note 31 includes an analysis of the fair values of financial instruments and more details on how they are valued.

(vi)	Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Future contracts from commodities that are entered into and continue to be held for the purpose of the receipt or delivery of a non–financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the consolidated statement of comprehensive income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the consolidated statement of comprehensive income.

Amounts recognized as other comprehensive income are transferred to the consolidated statement of comprehensive income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non–financial asset or non–financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non–financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the consolidated statement of comprehensive income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Group uses forward currency contracts and cross currency swaps as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to note 28 for more details.

Current versus non–current classification of derivatives instruments

Derivative instruments that are not designated as effective hedging instruments are classified as current or non–current or separated into a current and non–current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Group will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non–current (or separated into current and non–current portions) consistent with the classification of the underlying item.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non–current portion only if a reliable allocation can be made

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through other comprehensive income.

(m)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost and net realizable value. Net realizable value is the estimated base stock cost reduced by the allowance for obsolescence. The valuation method used by the Group is weighted average.

(n)	Impairment of non–financial assets

We review flight equipment and other long-lived assets used in operations for impairment losses when events and circumstances indicate the assets may be impaired. Factors which could be indicators of impairment include, but are not limited to, (1) a decision to permanently remove flight equipment or other long lived assets from operations, (2) significant changes in the estimated useful life, (3) significant changes in projected cash flows, (4) permanent and significant declines in fleet fair values and (5) changes to the regulatory environment. For long-lived assets held for sale, we discontinue depreciation and record impairment losses when the carrying amount of these assets is greater than the fair value less the cost to sell.

For purposes of this testing, the Group has identified the transportation business units and the loyalty program as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds the greater value of its net undiscounted future cash flows or its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. Goodwill and indefinite-lived assets are reviewed for impairment on an annual basis or on an interim basis whenever a triggering event occurs.

In 2020 due to the impact of COVID-19 and the Chapter 11 process it was necessary to perform an impairment test on non-financial assets and as a result no impairment record was required. See assumptions and book value in note 15.

(o)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short–term deposits with original maturity of three months or less, which are subject to an insignificant risk of change in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short–term deposits as defined above, net of outstanding bank overdrafts, if any.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(p)	Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. The maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” when they are susceptible for recovery, to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred.

The maintenance deposits refer to payments made by the Group to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable. These deposits are used to pay for maintenance performed and might be reimbursed to the Group after the execution of a qualifying maintenance service or when the leases are completed, according to the contractual conditions. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Group does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(q)	Security deposits for aircraft and engines

The Group must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Group upon termination of the agreements.

(r)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

If the effect of the time value of money is material, provisions are discounted using a current pre–tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

For certain operating leases, the Group is contractually obligated to return aircraft in a defined condition. The Group recognizes for restitution costs of the aircraft held under operating leases and accumulates them monthly during the term of the lease contract. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized in the consolidated statement of comprehensive income in “Maintenance and repairs”. These costs are reviewed annually and adjusted accordingly.

(s)	Employee benefits

The Group sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Group has also agreed to provide certain additional post–employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method.

Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by CAXDAC, nor can they be paid directly to the Group. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Under IAS 19 (issued in June 2011 and amended in November 2013), the Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

-	Interest income on plan assets.

-	Interest cost on the defined benefit obligation; and

-	Interest on the effect of the asset ceiling

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Additionally, the Group offers the following employee benefits:

(i)	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the consolidated statement of comprehensive income when they are due.

(ii)	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

(t)	Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

(u)	Interest income and interest expense

Interest income comprises interest income on funds invested (including available–for–sale financial assets), changes in the fair value of financial assets at fair value through the consolidated statement of comprehensive income and gains on interest rate hedging instruments that are recognized in the consolidated statement of comprehensive income. Interest income is recognized as accrued in the consolidated statement of comprehensive income, using the effective interest rate method.

Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through the consolidated statement of comprehensive Income, and losses on interest rate hedging instruments that are recognized in the consolidated statement of comprehensive income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the consolidated statement of comprehensive income using the effective interest method.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	New and amended standards and interpretations

4.1 Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which were effective for the periods beginning on January 1, 2020. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of application.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The amendments to the definition of material do not have a significant impact on the Group’s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

4.2 Standards issued but not yet effective

The Group has not applied the following new and revised IFRSs that are not yet effective:

IFRS 17 Insurance contracts

IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

Modifications are effective for the period beginning January 1, 2021:

IFRS 9—Financial Instruments, IFRS 7—Financial Instruments: Disclosure, IAS 39—Financial Instruments: Recognition and Measurement and Reform of the Reference Interest Rate Phase 2

The amendments are related to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements and disclosure requirements applying IFRS 7 to accompany the modifications related to modifications and hedge accounting:

•	Modification of financial assets and liabilities and lease liabilities. A practical file is introduced for the modifications by the reform, accounting for the updated effective interest rate.

•	Hedging transactions (and related documentation) should be adjusted to reflect changes to the hedged item, the hedging instrument, and the hedged risk.

•	Disclosures in order to allow users to understand the nature and scope of the risks arising from the IBOR reform to which the entity is exposed and how the entity manages these risks.

IFRS 4 is also amended to require insurers that apply the temporary exemption from IFRS 9 to apply the amendment in accounting for the modifications directly required by the IBOR reform.

The modifications are effective globally for annual periods beginning on or after January 1, 2021 and will be applied retrospectively. Early application is allowed. Restatement of previous periods is not required. However, an entity may restate prior periods if, and only if, it is possible without the use of hindsight.

The following modifications are effective for the period beginning January 1, 2022:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Classifications of Liabilities as Current or Non-Current (amendments to IAS 1)

•

Modifies the requirement to classify a liability as current, by establishing that a liability is classified as current when “it does not have the right at the end of the reporting period to defer the settlement of the liability for at least the following twelve months. at the date of the reporting period”.

•

Clarifies in the added paragraph 72A that “the right of an entity to defer the settlement of a liability for at least twelve months after the reporting period must be substantial and, as paragraphs 73 to 75 illustrate, must exist at the end of the reporting period”.

Reference to the Conceptual Framework (amendments to IFRS 3)

•

Modifications are made to the references to align them with the conceptual framework issued by the IASB in 2018 and incorporated into our legislation, in that sense the identifiable assets acquired and the liabilities assumed in a business combination, on the transaction date, will correspond to those that meet the definition of assets and liabilities described in the conceptual framework.

•	Paragraphs 21A, 21B and 21C are incorporated regarding the exceptions to the recognition principle for liabilities and contingent liabilities within the scope of IAS 37 and IFRIC 21.

•	Paragraph 23A is incorporated to define a contingent asset, and clarify that the acquirer in a business combination will not recognize a contingent asset on the acquisition date.

Property, Plant and Equipment: Products Obtained Before Intended Use (amendments to IAS 16)

•

The modification deals with the costs directly attributable to the acquisition of the asset (which are part of the PPYE element) and refers to “the costs of checking that the asset works properly (that is, if the technical and physical performance of the asset it is such that it can be used in the production or supply of goods or services, to lease to third parties or for administrative purposes)”.

•

Paragraph 20A states that the production of inventories, while the PPYE element is in the conditions foreseen by management, at the time of sale, will affect the results of the period, together with its corresponding cost.

•

Any effect on its application will be made retroactively, but only to the elements of PPYE that are brought to the place and conditions necessary for them to operate in the manner foreseen by management from the beginning of the first period presented in the financial statements. in which the entity applies the modifications for the first time. The cumulative effect of the initial application of the amendments will be recognized as an adjustment to the opening balance of retained earnings (or other component of equity as appropriate) at the beginning of the first period presented.

Onerous Contracts — Cost of Fulfillment of a Contract (amendments to IAS 37)

•

It is clarified that the cost of fulfilling a contract includes the costs directly related to the contract (the costs of direct labor and materials, and the allocation of costs directly related to the contract).

•

The effect of applying the amendment will not restate the comparative information. Instead, the cumulative effect of the initial application of the amendments will be recognized as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, on the date of initial application.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Annual Improvements to IFRS Standards 2018–2020

•

Modification to IFRS 1. Subsidiary that adopts IFRS for the first time. Paragraph D13A of IFRS 1 is added, incorporating an exemption on subsidiaries that adopt the IFRS for the first time and take as balances in the opening statement of financial position the book amounts included in the financial statements of the parent (literal a of the paragraph D16 of IFRS 1) so that it can measure the accumulated exchange differences for conversion by the carrying amount of said item in the consolidated financial statements of the parent (also applies to associates and joint ventures).

•

Amendment to IFRS 9. Fees in the “10% test” regarding the derecognition of financial liabilities. A text is added to paragraph B3.3.6 and B3.3.6A is added, it is special to clarify the recognition of the commissions paid (to the result if it is a cancellation of the liability, or as a lower value of the liability if it is not as a cancellation).

•

Amendment to IAS 41. Taxes in fair value measurements. The phrase “nor tax flows” is eliminated from paragraph 22 of IAS 41, the reason for the above is because “before Annual Improvements to IFRS Standards 2018-2020, IAS 41 had required an entity to use the flows of cash before taxes when measuring fair value but did not require the use of a discount rate before taxes to discount those cash flows”. In this way, the requirements of IAS 41 are aligned with those of IFRS 13.

•

Extension of the Temporary Exemption from the Application of IFRS 9 Paragraphs 20A, 20J and 20O of IFRS 4 are amended to allow the temporary exemption that allows, but does not require, the insurer to apply IAS 39.

•

Financial Instruments: Recognition and Measurement instead of IFRS 9 for annual periods beginning before January 1, 2023 (because from that date there is a new international requirement contained in IFRS 17).

(5)	Segment Information

The Group reports information by segments as established in IFRS 8 “Operating segments”. The Group has two reportable segments, as follows:

•	Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its reportable segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on statement of comprehensive income and is measured consistently with the Group’s consolidated financial statements.

The Group’s operational information by reportable segment for the year ended December 31, 2020 are as follows:

	For the year ended December 31, 2020
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$1,566,546	$145,039	$—	$1,711,585
Inter-segment	(102,770)	3,213	99,557	—

Total operating revenue	$1,463,776	$148,252	$99,557	$1,711,585

Operating expenses	1,582,249	117,432	99,349	1,799,030
Depreciation, amortization and impairment	532,150	11,931	(10,017)	534,064

Operating (loss) profit	(650,623)	18,889	10,225	(621,509)

Interest expense	(352,421)	(25,897)	—	(378,318)
Interest income	2,904	1,502	—	4,406
Derivative instruments	(3,064)	1	—	(3,063)
Foreign exchange	(46,312)	(182)	—	(46,494)
Equity method	274	—	—	274
Income tax expense	(49,387)	(44)	—	(49,431)

Net (loss) profit for the period	$(1,098,629)	$(5,731)	$10,225	$(1,094,135)

Total Assets	$6,757,269	$226,391	$(123,166)	$6,860,494

Total Liabilities	$7,289,684	$891,841	$(19,259)	$8,162,266

The Group’s operational information by reportable segment for the year ended December 31, 2019 are as follows:

	For the year ended December 31, 2019
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,284,901	$336,595	$—	$4,621,496
Inter-segment	149,595	1,856	(151,451)	—

Total operating revenue	$4,434,496	$338,451	$(151,451)	$4,621,496

Operating expenses	4,067,372	196,116	(151,768)	4,111,720
Depreciation, amortization and impairment	1,061,766	11,991	(9,700)	1,064,057

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Operating (loss) profit	(694,642)	130,344	10,017	(554,281)

Interest expense	(263,049)	(36,893)	—	(299,942)
Interest income	6,741	2,300	—	9,041
Derivative instruments	(1,892)	(272)	—	(2,164)
Foreign exchange	(24,117)	(73)	—	(24,190)
Equity method	1,524	—	—	1,524
Income tax expense	(24,042)	59	—	(23,983)

Net (loss) profit for the period	$(999,477)	$95,465	$10,017	$(893,995)

Total Assets	$7,219,611	$243,249	$(188,950)	$7,273,910

Total Liabilities	$6,522,422	$880,483	$(134,162)	$7,268,743

The Group’s operational information by segment reportable for the year ended December 31, 2018 are as follows:

	For the year ended December 31, 2018
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,577,021	$313,809	$—	$4,890,830
Inter-segment	148,882	1,867	(150,749)	—

Total revenue	4,725,903	315,676	(150,749)	4,890,830

Operating expenses	4,226,414	193,269	(150,357)	4,269,326
Depreciation, amortization and impairment	388,960	12,976	(12,548)	389,388

Operating profit	110,529	109,431	12,156	232,116

Interest expense	(182,230)	(30,064)	—	(212,294)
Interest income	8,062	2,053	—	10,115
Derivative instruments	567	(827)	—	(260)
Foreign exchange	(9,238)	18	—	(9,220)
Equity method	899	—	—	899
Income tax expense	(20,258)	45	—	(20,213)

Net segment profit (loss) for the period	$(91,669)	$80,656	$12,156	$1,143

Total Assets	$7,098,272	$248,937	$(228,566)	$7,118,643

Total Liabilities	$5,426,718	$862,834	$(163,370)	$6,126,182

(1)	Loyalty revenue for redeemed miles is found in the entry of passengers revenue.
(2)

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized in the Avianca Holdings Subsidiaries.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Group’s revenues by geographic area for the years ended December 31, 2020, 2019 and 2018 are as follows:

	For the years ended December 31,
	2020	2019	2018
United States of America	$297.286	$681,728	$462,091
Central America and the Caribbean	318.723	289,543	248,896
Colombia	671.272	2,378,772	2,580,979
South America (excluding Colombia)	366.290	754,574	732,586
Other	58.014	516,879	866,278

Total operating revenue	$1,711,585	$4,621,496	$4,890,830

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area. Within the geographic areas presented there are no individually significant countries.

(6)	Seasonality

As a consequence of the COVID-19 pandemic, the governments of Colombia and other countries in which we operate, have temporarily suspended international and some national passenger operations, as a result of these measures, this generated a decrease in passenger income compared to previous periods.

Normally, the results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). However, fluctuations in high holiday now demand will be affected by the gradual recovery of passenger confidence in the wake of the pandemic.

In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, March, and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter.

(7)	Financial risk management

The Group has exposure to different risks from its use of financial instruments, namely, liquidity risk, commodity risk, foreign currency risk, interest rate risk, credit risk and capital risk management.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established mechanisms for developing and monitoring the Group’s risk management policies. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(a)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated from our operations. Our long-term capital needs relate to aircraft purchases.

In March 2020, governments around the world, including those of the United States, Colombia and most Latin American countries, declared states of emergency due to the spread of COVID-19, and implemented measures to halt the spread of the virus including, enhanced screenings, quarantine requirements and severe travel restrictions.

These developments negatively impacted the demand for air travel and the company’s ability to maintain its passenger operation thus severely affecting the company’s ability to maintain adequate liquidity levels. In order to mitigate the described adverse effects, we temporarily reduced our domestic as well international capacity. In addition to reducing capacity, we implemented additional cost savings and liquidity preservation measures, including a suspension on hiring of new employees, implementation of voluntary unpaid leave of absence, which more than 14,000 employees took, and temporary deferral of labor contracts, non-essential expenses and capital expenditures, payments on long-term leases and payments of principal on certain financing obligations, as well as negotiations with key suppliers, strategic lenders and other creditors.

To protect and preserve the Group’s operations Avianca Holdings S.A. and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code on May 10, 2020.

On October 5, 2020, the Group received approval from the U.S. Bankruptcy court for the Southern District of New York to access its debtor-in possession (DIP) financing totaling just over US $2.0 billion. The DIP financing – inclusive of rollups of existing debt and purchase loan consideration –consists of a US$ 1.27 billion Tranche A senior loan and a US$ 722 million Tranche B subordinated loan. The DIP financing includes US$ 1.217 billion of new funds consisting of US$ 881 million in Tranche A and US$ 336 million in Tranche B.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2020, a part of the bondholders joined the DIP financing as part of the debt restructuring and therefore a roll-up of US$219,600 bonds was carried out.

We believe that the above sources, including our DIP financing and cash flow generated from operating activities, are sufficient for our current working capital requirements.

The following are the contractual maturities of non-derivative financial liabilities, including estimated interest payments. The amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

As of December 31, 2020

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short–term borrowings	$4,235,197	$4,235,197	$4,235,197	—	—	—	—
Long–term Debt	292,503	375,007	69,564	305,443	—	—	—
Bonds	352,011	352,011	352,011	—	—	—	—
Use rights – IFRS 16	1,401,545	1,646,587	485,985	326,674	263,657	234,064	336,207

Total debt	6,281,256	6,608,802	5,142,757	632,117	263,657	234,064	336,207
Accounts payable	506,256	506,256	489,031	17,225	—	—	—
Accrued Expenses	16,448	16,448	16,448	—	—	—	—

Contractual maturities	$6,803,960	$7,131,506	$5,648,236	$649,342	$263,657	$234,064	$336,207

As of December 31, 2019

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$118,137	$123,734	$123,734	$—	$—	$—	$—
Long–term Debt	3,008,412	3,640,008	554,021	540,615	853,756	612,874	1,078,742
Bonds	531,244	698,436	105,022	43,598	43,598	506,218	—
Use rights – IFRS 16	1,198,530	1,321,871	264,510	246,759	234,094	206,367	370,141
Debt – assets held for sale	490,458	490,458	490,458	—	—	—	—

Total debt	5,346,781	6,274,507	1,537,745	830,972	1,131,448	1,325,459	1,448,883
Accounts payable	542,546	542,546	530,615	11,931	—	—	—
Accrued Expenses	87,610	87,610	87,610	—	—	—	—

Contractual maturities	$5,976,937	$6,904,663	$2,155,970	$842,903	$1,131,448	$1,325,459	$1,448,883

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(b)	Fuel price risk

The Group maintains a commodity–price–risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity–price volatility. The operations of the Group require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Group enters into derivative financial instruments using heating oil and jet fuel to reduce the exposure to jet fuel price risks. Such financial instruments are deemed to be highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Group determines fair value of the contracts based on the notional future curves as observed in the market; gain or loss of hedge instruments are recognized directly in net equity, through other comprehensive income (OCI), based on Hedge Accounting procedures.

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the years ended December 31, 2020, and 2019, by $3,255 and $12,041. This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2019.

(c)	Foreign currency risk

The foreign currency risk arises when the Group carries out transactions and maintains monetary assets and liabilities in currencies other than its functional currency.

The functional currency used by the Group to establish the prices of its services is the US dollar. The Group sells most of its services at prices equivalent to the US dollar and a large part of its expenses are denominated in US dollars or are indexed to that currency, particularly fuel costs, maintenance costs, aircraft leases, lease payments, aircraft, insurance and aircraft components and accessories. The remuneration expenses are denominated in local currencies.

The Group maintains its freight and passenger rates in US dollars. Although sales in domestic markets are made in local currencies, prices are indexed to the US dollar.

The loss in foreign currency is derived primarily from the depreciation of the Colombian Peso against the US Dollar. For the years ended December 31, 2020, 2019 and 2018, the Group recognized a net loss from currency exchanges of $(46,508), $(24,190) and $(9,220) respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group based on its risk management policy was as follows:

	December 31, 2020
	USD	Colombian Pesos	Euros	Mexican Pesos	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$855,733	$33,968	$14,299	$21,985	$1,883	$1,478	$6,092	$935,438
Trade and other receivables, net of expected credit losses	70,018	41,985	43,709	44,878	1,263	10,646	18,038	230,537
Secured debt and bonds	(3,919,738)	(3,823)	(102,935)	—	—	—	—	(4,026,496)
Unsecured debt	(173,632)	(535)	—	—	—	—	—	(174,167)
Accrued expenses	(14,386)	(755)	(92)	—	—	(1,196)	(19)	(16,448)
Accounts payable	(337,854)	(96,252)	(15,893)	(19,354)	(2,261)	(4,804)	(29,838)	(506,256)

Net financial position exposure	$(3519,859)	$(25,412)	$(60,912)	$47,509	$885	$6,124	$(5,727)	$(3,557,392)

Sensitivity analysis
Change forecast in exchange rate		(3.78)%	(8.19)%	(4.63)%		(22.32)%	(18.44)%
Effect on profit of the year		$960.57	$4,988	$(2,200)		$(197.53)	$(1,129)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2019
	USD	Colombian Pesos	Euros	Mexican Pesos	Brazilian Reals	Brazilian Reals	Others	Total
Cash and cash equivalents	$209,139	$87,382	$15,111	$4,789	$11,045	$—	$15,007	$342,473
Trade and other receivables, net of expected credit losses	137,692	1,474	81,982	8,591	6,637	17,764	5,499	259,639
Secured debt and bonds	(4,554,328)	(16,285)	(120,055)	—	—	—	—	(4,690,668)
Unsecured debt	(160,801)	(4,854)	—	—	—	—	—	(165,655)
Debt – Assets held for sale	(449,340)	—	(41,118)	—	—	—	—	(490,458)
Accrued expenses	(63,385)	(19,560)	(2,726)	(408)	—	(1,531)	—	(87,610)
Accounts payable	(363,129)	(51,313)	(38,716)	(19,258)	—	(17,437)	(52,693)	(542,546)

Net financial position exposure	$(5,244,152)	$(3,156)	$(105,522)	$(6,286)	$17,682	$(1,204)	$(32,187)	$(5,374,825)

Sensitivity analysis
Change forecast in exchange rate		(6.4)%	(0.045)%	(4.4)%	9.1%	2.6%
Effect on profit of the year		$201	$(48)	$279	$1,617	$(32)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

The calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the exchange rate, which is the rate that could materially affect the Group’s consolidated statement of comprehensive income.

(d)	Interest rate risk

The Group incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. These lease payments long-term lease payments at interest floating rates expose the Group to the cash flow risk. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

The Group assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems to monitor interest rate risk attributable to both the Group’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Group’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2020	December 31, 2019

Fixed rate instruments
Financial assets	$678,720	$272,013
Financial liabilities	(2,675,990)	(4,421,351)
Interest rate swaps	—	471

Total	$(1,997,270)	$(4,148,867)

Floating rate instruments
Financial assets	$40,050	$5,685
Financial liabilities	(1,759,951)	(925,430)

Total	$(1,719,901)	$(919,745)

(e)	Credit risk

Credit risk is the potential loss from a transaction in the event of default by the counterparty during the term of the transaction or on settlement of the transaction. Credit exposure is measured as the cost to replace existing transactions should a counterparty default.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

There are no significant concentrations of credit risk at the consolidated statement of financial position date. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

The Group conducts transactions with the following major types of counterparties:

•

Trade receivables, net of expected credit losses: The Group is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivables are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo–related receivables present a higher credit risk than passenger, sales given the nature of processing payment for these sales. The Group is continuing its implementation of measures to reduce this credit risk for example, by reducing the payment terms and affiliating cargo agencies to the IATA, Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web–enabled e–billing solution.

•

Cash, cash equivalents and deposits with banks and financial institutions: In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institution (both local and international). The Group evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Group level of liquidity. According to these three parameters, the Group chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

•

Foreign exchange transactions: The Group minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Group has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

(f)	Capital risk management

The Group’s capital management policy is to maintain a sound capital base in order to safeguard the Group’s ability to continue as a going concern, and in doing so, face its current and long–term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt–to–capital ratio.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Following is a summary of the debt–to/capital ratio of the Group:

	Notes	December 31, 2020	December 31, 2019
Debt	17	$6,281,256	$5,346,781
Less: cash and cash equivalents and restricted cash	8	(935,438)	(342,473)

Total net debt		5,345,818	5,004,308
Total equity (deficit)		(1,301,772)	5,167

Total Capital		$4,044,046	$5,009,475

Net debt–to–capital ratio		132%	100%

(g)	Fair value financial assets and liabilities

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2020 are as follows:

		December 31, 2020
	Notes	Carrying amount	Fair value
Financial assets
Investments	13	$42,919	$42,919
Plan assets	21	216,548	216,548

		$259,467	$259,467

Financial liabilities
Short term borrowings and long–term debt	17	$6.281.256	$6,275,788
Derivative instruments	28,29	2.697	2,697

		$6.283.953	$6,278,485

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2019 are as follows:

		December 31, 2019
	Notes	Carrying amount	Fair value
Financial assets
Investments	13	$55,440	$55,440
Derivative instruments	28	536	536
Plan assets	21	204,527	204,527

		$260,503	$260,503

Financial liabilities
Short term borrowings and long–term debt	17	$5,346,781	$5,454,688
Derivative instruments	28,29	1,289	1,289

		$5,348,070	$5,455,977

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair value of the financial assets and liabilities corresponds the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short–term maturities of these instruments.

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2020, and 2019 are as follows:

	December 31, 2020	December 31, 2019
Cash on hand and bank deposits	$881,617	$339,010
Demand and term deposits (1)	29,522	3,462

Cash and cash equivalents	911,139	342,472
Restricted cash (2)	24,299	1

Cash, cash equivalents and restricted cash	$935,438	$342,473

(1)

As of December 31, 2020, and December 31, 2019, within the cash equivalents, there are demand and term deposits that amounted to $ 29,522 and $ 3,462, respectively. The use of term deposits depends on the cash requirements of the Group. As of December 31, 2020, term deposits accrue annual interest rates between 0.62% and 3.91% in Colombian pesos and between 3.54% and 5.38% in dollars. As of December 31, 2019, term deposits accrue annual interest rates between 3.61% and 5.21% in Colombian pesos and between 1.94% and 6.02% in dollars.

(2)

As of December 31, 2020, the total restricted cash will hedge events or claims against the Group. These resources have not risk of change in value on the time and are not available for general use within the Group.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Trade and other receivables

Trade and other receivables as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Trade (1)	$130,009	$222,694
Employee advances	3,835	3,267
Other (2)	145,315	72,331

	$279,159	$298,292
Less provision for expected credit losses	(46,324)	(42,001)

Total	$232,835	$256,291

Net current	$229,917	$233,722
Net non-current	2,918	22,569

Total	$232,835	$256,291

Trade receivables are non-interest bearing.

(1)

As of December 31, 2020, trade accounts receivable are mainly comprised of: $ 69,000 pertaining to pending deposits, $ 102,000 corresponding to debtors and $ 58,000 to other types of debtors. Its decrease is mainly due to the suspension of the operation.

(2)

As of December 2020, corresponds mainly to accounts receivables to Chelsea Securities, S.A for $34,980, USAV Flow for $59,295, miles trust contract for $15,405, Rolls Royce for $11,423, Luis Montes de Oca for $2,770, Airbus for $1,397. As of December 2019, corresponds mainly to amounts charged to Chelsea Securities S.A. for $34.980.

Changes during the year in the provision for expected credit losses for as follows:

	December 31, 2020	December 31, 2019
Balance at beginning of year	$42,001	$12,430
Provision bad debt expense (1)	12,069	50,703
Reversal against the allowance	(7,746)	(21,132)

Total	$46,324	$42,001

(1)

As December 31, 2020, includes impairment of the account receivable assigned by Grupo Aeromar SA of CV to Chelsea Securities, S.A., this account receivable isn’t unsecured, originated in a potential investment of the Group in the Mexican market, a decision to the invest wasn’t approved ($34,980).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of trade receivables at the end of the reporting period is as follows:

	December 31, 2020	December 31, 2019
Neither past due nor impaired	$76,894	$129,732
Past due 1–30 days	535	24,259
Past due 31–90 days	13,168	16,896
Past due 91 days	39,412	51,807

Total trade	$130,009	$222,694
Less provision for expected credit losses	(11,344)	(7,021)

Trade receivables, net of expected credit losses	$118,665	$215,673

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties

The following is a summary of transactions and balances of related parties for the periods ended December 31, 2020 and 2019:

Company	Country	December 31, 2020				December 31, 2019
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
OceanAir Linhas Aéreas. S.A.	Brasil	—	1,994	124	2,653	2,906	2,178	6,988	26,712
Opera Transporte y logística Integral S.A.S.	Colombia	—	443	—	3,329	—	448	6	4,390
Empresariales S.A.S.	Colombia	—	279	—	1,111	—	475	—	2,755
Global Operadora Hotelera S.A.S	Colombia	3	4	2	90	4	368	6	2,532
Corp Hotelera Internac.. S.A.	El Salvador	—	62	—	—	—	131	—	731
Servicios Aéreos Nacionales S.A.	Costa Rica	—	—	—	—	180	104	213	—
Turbo Leasing Corp.	Bahamas	—	—	—	—	196	—	196	—
Other		154	—	—	19	62	9	3	58

Subtotal		$157	$2,782	$126	$7,202	$3,348	$3,713	$7,412	$37,178

		Receivables	Payables			Receivables	Payables
Short–term		$157	$2,782			$3,348	$3,713

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

On December 31, 2020, the Avianca Holdings S.A. Group settled the liabilities and assets of Avianca Perú S.A., as a result of this transaction, the Group lost control and stopped consolidating the financial statements of Avianca Perú S.A. as of December 31, 2020.

During the period, a provision for uncollectible accounts has been recognized, in with OceanAir Linhas Aéreas for $ 10,153 USD, ($ 7,627 USD in 2019), which corresponds mainly to aircraft rentals and interline loads.

The following is a description of the nature of the services provided by and for related parties. These transactions include:

Related party	Nature of Services

Hotelería Internacional S.A. Global Operadora Hotelera S.A.S Corporación Hotelera Internacional, S.A.	Accommodation services for crews and employees of the Companies.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A. – in judicial reorganization

On July 14, 2020, OceanAir was declared bankrupt.

All contracts to date are not in force given the current situation of OceanAir and are not being executed, therefore, Avianca sent OceanAir a notification of termination of the contracts, so there are no more commercial relationships between the companies.

Opera Transporte y logística Integral SAS, before Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments

Key management personnel compensation expense

During the year ended December 31, 2020 and 2019 the short-term employee benefits for key management personnel are $24,393 and $22,402, respectively. The Group does not have any long-term benefits including post-employment benefits, defined contribution plan, termination benefits or other long-term benefits for the key management personnel.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Following the detail for short-term compensation:

	For the year ended December 31, 2020	For the year ended December 31, 2019
Salaries	$9,249	$12,467
Bonuses	9,731	6,658
Social benefits	4,638	2,149
Compensation	18	222
Others	757	906

Total	$24,393	$22,402

(11)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Expendable spare parts	$73,502	$79,427
Supplies	7,931	8,907

Total	$81,433	$88,334

For the years ended December 31, 2020 and 2019 expendable spare parts and supplies in the amount of $35,638 and $63,229, respectively, were recognized as maintenance expense.

Changes during the year in the provision of obsolescence for expandable spare parts and suppliers as follows:

	December 31, 2020	December 31, 2019
Balance at beginning of year	$5,330	$6,505
Expense (reversal) for obsolete inventory	(32)	2,075
Write-offs against the allowance	(820)	(3,250)

Balance at end of year	$4,478	$5,330

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(12)	Prepayments

As of December 31, 2020, and 2019 prepaid balances are as follows:

	December 31, 2020	December 31, 2019
Prepaid commissions (1)	$19,408	$41,727
Prepaid compensations clients	1,870	13,768
Premiums for insurance policies	10,241	4,716
Other	4,728	8,801

Total	$36,247	$69,012

(1)

Advance payment made to IATA for service charges of airlines. This is mainly the case with Airlines that belong to Star Alliance for the accumulation of miles, use of VIP lounges and reservation systems, Travelport Global Distribution System B.V., Services of Bolivian Airports, S.A.

(13)	Short term investments, deposits and other assets

Short term investments, deposits and other assets as of December 31, 2020 and 2019 are as follows:

	Notes	December 31, 2020	December 31, 2019
Short term investments (1)		$42,919	$55,440

Total		$42,919	$55,440

Deposits and other assets – short term:
Deposits with lessors (2)		$19,944	$11,963
Guarantee deposits (3)		6,509	8,657
Others (4)		11,091	18,030

Subtotal		37,544	38,650
Fair value of derivative instruments	31	—	525

Total		$37,544	$39,175

Deposits and other assets – long term:
Deposits with lessors (2)		$41,098	$35,374
Long term investments		1,339	—
Guarantee deposits (3)		12,262	10,032
Others (4)		848	8,657

Subtotal		55,547	54,063
Fair value of derivative instruments	31	—	11

Total		$55,547	$54,074

(1)

The short-term classification corresponds to funds invested for terms of less than one year; Excess cash in treasury is invested in accordance with the Group’s Investment Policy. Otherwise they are classified as long term.

(2)

Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	Corresponds mainly to other security deposits, national tax refund titles and deferred charges and deferred charge.

(14)	Property and equipment, net

The main additions correspond to:

•

Flight equipment: The main additions during the year ended December 31, 2020, correspond to sale and lease back transactions of nine Airbus A320 aircraft for $197,707 (recognized as rights of use) with Avolon Aerospace Leasing Limited and $7,581 for additions of connectivity and densification projects. During the year ended December 31, 2019, the Group acquired three Airbus A320N aircraft for $33,500, $31,111, and $30,242 one Boeing 787-9 aircraft for $77,673 recognized as rights of use and one Airbus A300F aircraft, for $14.495.

During 2020, aircraft are reclassified from assets held for sale to property and equipment, correspond to of the aircraft 2 A319, 3 A320, 2 A330, 1 A330F and 4 A321 for a total amount of $ 352,867. As the “highly probable sale” condition was not fulfilled, derived from the current situation of the airline industry caused by COVID-19. The carrying amount that was recognized as property and equipment correspond to recoverable amount.

The main disposals as of December 31, 2020, correspond to the following rejected aircraft leases, 2 A319, 2 A320, 2 A321, 2 A330, y 4 ATR-72 for a total amount of $221,866 due to the chapter 11 plan of reorganization. This motion was approved by the court on June 11, 2020, additionally $ 18,940 reflected in Disposals due to the replacement.

•

Capitalized maintenance: Additions reported for the year ended December 31, 2020 and 2019 correspond to major fuselage, train and APU repairs for $ 30,694 and $ 16,658 also to major engine repairs for $ 43,169 and $ 142,514, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2020 and 2019, withdrawals are recognized for $ 18,726 and $ 6,745 for structural repair, respectively, and $ 104,766 and $ 104,886 for major repairs of Engines, OVH and LLP, respectively.

•

Reimbursement of predelivery payments: As of December 31, 2020, the Group suspended the capitalization of interest on PDP’S, mainly due to the cessation of advance payments to aircraft manufacturers. As of December 31, 2020, $ 19,794 was written off for PDPs, for future orders. As of December 31, 2019, the Group capitalized borrowing costs of $8,778 at an average interest rate of 7.01%.

During 2020, the Group renegotiated aircraft purchase contracts for $ 58,548 of which $ 50,004 were received in cash, $ 4,329 was retained for future orders and $4,219 was to cross future predelivery payments. During the year ended December 31, 2019, the Group signed an aircraft purchase contract assignment, assigning 3 Boeing 787-9 aircraft to Valderrama Aviation Limited, for $ 90,312.

•

Administrative Property: As of December 31, 2020, additions are mainly recognized for improvements and adherence to the Crew Training building $ 2,567; $ 1,074 is recognized for revaluation. Avianca Holdings S.A.’s subsequent measurement policy is to revalue to recognize the fair value of land and buildings, which make up the property category. The fair values of properties are determined using comparable market methods. This means that the valuations made by the experts through the appraisals are based on market prices, adjusted according to individual characteristics, differences in nature, location or condition of the property.

Impairment

In the year 2019, the impairment loss of $470,661 represented:

•

Impairment of fleet Embraer E-190 and Airbus $455,794: During the year 2019, due to the organizational transformation plan called “Avianca 2021”, the Group made the decision to sell 10 Embraer 190, 10 Airbus A318, 2 Airbus A319, 16 Airbus A320, 4 Airbus A321, 2 Airbus A330 and 1 Airbus A330F, in the search for greater fleet standardization, generating benefits and operational efficiencies. The carrying amount was lower than the fair value less to cost to sell, this was recognized in the consolidated statements of comprehensive income. Then we classified these assets to assets held for sale.

•

Administrative properties: Impairment of administrative property located in Venezuela $14,867 taking into consideration the significantly high levels of inflation that exist in Venezuela and the volatility of foreign currency exchange rates resulting from continued political instability, we record the impairment charges of value of our five offices in Venezuela. As a result of these impairment charges, the remaining book value of these administrative properties is zero. In the year 2019 the process of intention to sell these offices was reactivated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•

Others: The main additions during the year ended December 31, 2020 correspond to assets in progress $ 2,241, tools $ 3,644, computer and security equipment $ 1,673 and other non-aeronautical equipment $ 2,570.

•	The main drops as of December 31, 2020 correspond to Ground support equipment and ramp $ 22,430, property improvements $ 13,397, tools and other equipment $ 5,624.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2020, and 2019 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2019	$4,933,056	$593,794	$173,318	$181,327	$138,599	$319,138	$6,339,232

Additions	205,289	73,863	6,812	10,118	2,567	11,153	309,803
Disposals	(240,812)	(123,494)	(18,140)	(79,463)	—	(41,451)	(503,360)
Transfers	1,710	2,624	(4,301)	—	414	(447)	—
Reclassification assets held for sale	352,867	—	—	—	—	—	352,867
Revaluation	—	—	—	—	1,074	—	1,074

December 31, 2020	$5,252,110	$546,787	$157,689	$111,982	$142,654	$288,394	$6,499,616

Accumulated depreciation:
December 31, 2019	$945,220	$225,973	$47,277	$—	$27,487	$139,958	$1,385,915
Additions	358,400	88,666	7,307	—	1,684	25,694	481,751
Impairment	—	—	—	—	2,138	—	2,138
Disposals	(38,153)	(114,911)	(6,702)	—	—	(21,966)	(181,732)
Transfers	(1,823)	2,624	(769)	—	414	(446)	—

December 31, 2020	$1,263,644	$202,352	$47,113	$—	$31,723	$143,240	$1,688,072

Net:
December 31, 2019	$3,987,836	$367,821	$126,041	$181,327	$111,112	$179,180	$4,953,317

December 31, 2020	$3,988,466	$344,435	$110,576	$111,982	$110,931	$145,154	$4,811,544

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2019 and December 31, 2018 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276
Adoption IFRS 16	1,010,200	—	—	—	—	69,533	1,079,733

January 1, 2019	$6,254,360	$791,004	$225,841	$260,000	$135,838	$332,966	$8,000,009
Additions	303,476	219,866	16,196	21,324	—	38,198	599,060
Disposals	(48,381)	(114,323)	(43,207)	(95,848)	—	(46,583)	(348,342)
Transfers	18,237	(8,554)	(5,228)	(4,149)	—	(306)	—
Sale of subsidiaries	(31,270)	(5,424)	(198)	—	—	(2,739)	(39,631)
Transfers to assets held for sale	(1,563,366)	(288,775)	(20,086)	—	—	(2,398)	(1,874,625)
Revaluation	—	—	—	—	2,761	—	2,761

December 31, 2019	$4,933,056	$593,794	$173,318	$181,327	$138,599	$319,138	$6,339,232

Accumulated depreciation:
December 31, 2018	$1,028,191	$364,976	$57,238	$—	$10,789	$145,765	$1,606,959
Additions	341,699	157,572	20,047	—	2,178	26,780	548,276
Impairment	455,794	—	—	—	14,867	—	470,661
Disposals	(39,166)	(111,793)	(12,960)	—	(347)	(28,396)	(192,662)
Transfers	7,682	(6,985)	(637)	—	—	(60)	—
Sale of subsidiaries	(11,560)	(3,597)	(34)	—	—	(1,741)	(16,932)
Transfers to assets held for sale	(837,420)	(174,200)	(16,377)	—	—	(2,390)	(1,030,387)

December 31, 2019	$945,220	$225,973	$47,277	$—	$27,487	$139,958	$1,385,915

Net:
December 31, 2018	$4,215,969	$426,028	$168,603	$260,000	$125,049	$117,668	$5,313,317

December 31, 2019	$3,987,836	$367,821	$126,041	$181,327	$111,112	$179,180	$4,953,317

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(15)	Intangible assets and goodwill, net

Intangible assets and goodwill, net of amortization as of December 31, 2020 and 2019 are follows:

	December 31, 2020	December 31, 2019
Routes	$29,707	$31,911
Trademarks	3,938	3,938
Software and webpages	147,247	158,690
Other intangible rights	—	2,935

Subtotal	180,892	197,474
Goodwill	308,033	308,033

Total Intangible Assets	$488,925	$505,507

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2020 and 2019:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others	Total
Cost:
December 31, 2019	$311,180	$52,481	$3,938	$282,126	$27,521	$677,246

Additions (1)	—	—	—	43,764	—	43,764
Disposals (1)	—	—	—	(10,171)	—	(10,171)

December 31, 2020	$311,180	$52,481	$3,938	$315,719	$27,521	$710,839

Accumulated Amortization and Impairment Losses:
December 31, 2019	$3,147	$20,570	$—	$123,436	$24,586	$171,739

Amortization for the year	—	2,204	—	45,036	2,935	50,175

December 31, 2020	$3,147	$22,774	—	$168,472	$27,521	$221,914

Carrying Amounts:

December 31, 2019	$308,033	$31,911	$3,938	$158,690	$2,935	$505,507

December 31, 2020	$308,033	$29,707	$3,938	$147,247	—	$488,925

(1)

The main additions of other intangibles correspond to SAP project for $33,346, digital transformation project for $2,387, CRM project $2,179, Core System project $1,108, Software and webpages for $4,071. In relation to deconsolidation of Avianca Perú S.A. there is a disposal of $10,171.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2019 and 2018:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others (1)	Total
Cost:
December 31, 2018	$311,180	$52,481	$3,959	$171,400	$101,447	$640,467

Additions (1)	—	—	—	34,751	2,099	36,850
Transfers	—	—	—	76,025	(76,025)	—
Disposals	—	—	(21)	—	—	(21)
Sale of subsidiaries	—	—	—	(50)	—	(50)

December 31, 2019	$311,180	$52,481	$3,938	$282,126	$27,521	$677,246

Accumulated Amortization and Impairment Losses:
December 31, 2018	$3,147	$18,182	$—	$86,930	$18,405	$126,664

Amortization for the year	—	2,388	—	36,551	6,181	45,120
Sale of subsidiaries	—	—	—	(45)	—	(45)

December 31, 2019	$3,147	$20,570	$—	$123,436	$24,586	$171,739

Carrying Amounts:

December 31, 2018	$308,033	$34,299	$3,959	$84,470	$83,042	$513,803

December 31, 2019	$308,033	$31,911	$3,938	$158,690	$2,935	$505,507

(1)

The main acquisitions of other intangibles correspond to digital transformation project for $ 28,567, the SAP project for $17,566, J2C project for $ 13,056, SOC Project for $ 8,848 and CRM project 5,936.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(15.1) Goodwill and intangible assets with indefinite useful life

For the purpose of verifying the impairment of goodwill acquired through combinations of business and other intangibles with indefinite useful life, acquired before 2020, have been assigned to the air transport segment, since the Group considers that according to the operational and financial synergies between the different companies of the Group, this is the most appropriate and least arbitrary to measure the recoverable amount. In line with operative model of the Group.

The carrying value of the goodwill allocated to the air transport segment is as follows:

	December 31, 2020	December 31, 2019
Goodwill	$308,033	$308,033
Routes	23,463	23,463
Trademarks	3,938	3,938

The group performed its annual impairment test in the fourth quarter of 2020 consistently with previous years. As of December 31, 2020, and 2019, the Group did not identify potential impairment of goodwill or intangible assets, nor on equipment properties.

Basis for calculating recoverable amount

The recoverable amounts of CGUs have been measured based on their value-in-use.

Value-in-use is calculated using a discounted cash flow model, Cash flow projections are based on the Business plan approved by the Board covering a five-year period that have been impacted by the decrease in demand and the restrictions imposed by various governments in the region and the corresponding adjustment of capacity offered.

Cash flows extrapolated beyond the five-year period are projected to increase based on long-term growth rates, Cash flow projections are discounted using the CGU’s pre-tax discount rate.

Under the Board of directors approved business plan in the fourth quarter of 2020 and knows the impacts generated by COVID 19, The cash flows that have been used in the value-in-use calculations of business plans reflect the estimated negative impact of COVID 19 and the travel restrictions imposed on governments, based on the information that was known at the time and that is being put into practice by the Directorate under the existing conditions.

Macroeconomic assumptions are based on market data extracted from Bloomberg for both the expected WTI price and the expected interest rate levels, which have a direct impact on our cost projections, all costs are affected by inflation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The main assumptions used in the calculations of the value in use are as follows:

	December 31, 2020	December 31, 2019
Carrying amount of goodwill, routes and trademarks with indefinite life	$335,434	$335,434
Impairment losses	—	—
Revenue growth p.a. over planning period	2.5% to 24.8%	2.3% to 5%
Operating income over planning period	(5.9%) to 11.4%	5.2% to 8.8%
Capital expenditures over planning period	1.24% to 3.86%	(0.2%) to 12.69%
Duration of planning period	5 years	5 years
Revenue growth p.a. after planning period	3.7%	4.3%
Operating Income after planning period	11.50%	10.00%
Capital expenditures after planning period	2.43%	6.43%
Business Enterprise Value	5,724,540	9,269,446
Discount rate (1)	14.11%	8.72%

As of December 31, 2020, the net book value of the Air Transport UGE, including intangible assets with an indefinite life, amounts to $ 3,190,059.

(1)	As a result of the distortion caused by the contingency of COVID-19 in market rates, for the impairment test, as of December 31, 2020, discount rates have been used, ranging from 9.34% until 14.11%.

(16)	Assets held for sale

In August 2019, the Group began the process of selling 10 Airbus A318, 2 Airbus A319, 16 Airbus A320, 4 Airbus A321, 2 Airbus A330, 1 Airbus A330F and 10 Embraer E-190, in accordance with the business transformation plan where greater efficiency of the operated fleet is sought, this sale process was subject to customary closing conditions, This plan seeks to reduce the families of older aircraft, to increase our efficiency.

Assets held for sale as of December 31, 2020 and December 31, 2019 consisted of the following assets.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2020	December 31, 2019
Airbus aircraft (1,2)		128,640
Airbus aircraft – Sale and subsequent lease (1,2)		489,149
Parts inventory (3)	884	63,264

Total assets held for sale	$884	$681,053

Liabilities associated with the assets held for sale		490,458

Total Debt assets held for sale	$—	$490,458

(1)

During 2020, the aircraft: 2 Airbus A319, 3 Airbus A320, 4 Airbus A321, 2 Airbus A330 and 1 Airbus A330F, were classified as part of property and equipment for $ 352,867 (See note 14) due to their The sale does not meet the criteria of “highly probable”, derived from the current situation of the Group due to the effects of COVID-19 (See note 2e) and subsequent decision to benefit from the voluntary reorganization under chapter 11. The amount for which they were recognized in property and equipment correspond to their recoverable value.

(2)

In December 2019, the Group signed a letter of intent for the sale and subsequent lease agreement with Avolon Aerospace Leasing Limited in relation to 15 aircraft (Airbus A320 and A321), of which 9 Airbus A320 aircraft were sold during 2020 with subsequent lease, for a value of $ 263,293 and this operation generated a loss on sale of $ 1,628.

(3)	As of December 31, 2020, 10 Embraer 190 for $62,356, These sales generated a loss of $16.
(4)	The assets classified as held for sale belong to the operating segment of air transportation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(17)	Debt

Loans and borrowings, measured at amortized cost, as of December 31, 2020 and December 31, 2019 are summarized as follows:

	December 31, 2020	December 31, 2019
Current:
Short–term borrowings and current portion of long–term debt	$4,235,197	$569,292
Current portion-bonds	352,011	65,632
Short-term aircraft rentals - right of use	414,410	229,260
Short-term other rentals - right of use	9,476	7,860

	$5,011,094	$872,044

Noncurrent:
Long–term debt	$292,503	$2,557,257
Non-current portion-bonds	—	465,612
Long-term aircraft rentals – right of use	929,789	899,265
Long-term other rentals – right of use	47,870	62,145

	$1,270,162	$3,984,279

As of December 31, 2020, the debt is classified as follows:

31 de December, 2020
Guaranteed	$4,026,496
Not Guaranteed	174,167

Subtotal	$4,200,663

Debt in Chapter 11	$4,200,663
Loans	397,630
(Debtor in Possession) DIP	1,682,963

Total	$6,281,256

The debt of companies that filed voluntary petitions to the Bankruptcy Court of the Southern District of New York for protection under Chapter 11 of the United States Bankruptcy Code (11 USC § 101, et, seq) as of May 10, 2020 was $4,829,070. During the hearing held on June 11, 2020, the Court approved a motion to reject 12 aircraft, of which 10 corresponded to companies under the protection of Chapter 11 and had a debt of $259,347. As of December 31, 2020, the total debt of the companies that filed for protection under Chapter 11 is $4,200,663. The total debt for the 12 rejected aircraft is $277,091.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Non-compliance debt

As of December 31, 2020, we have reclassified long-term debt to short-term debt for $2,073,197 as a result of default on the loan conditions, derived from non-payment decisions originated by the measures taken to preserve the Group’s cash as consequence of COVID-19 (See note 2e), On March 20, 2020, we unilaterally suspended debt amortization payments for $210 million.

Additionally, aircraft rental payments under operating lease were suspended for $ 157 million. The long-term portion related to these leases is not reclassified to the short-term, as its accelerated payment is not required.

Terms and conditions of the Group’s outstanding obligations for periods ended December 31, 2020 and December 31, 2019, are as follows:

		December 31, 2020
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2022	6.00%	$108,257	$99,857
Long–term debt	2029	6.91%	4,975,853	4,427,843
Bonds	2023	8.88%	550,000	352,011
Aircraft rentals	2031	4.92%	1,266,489	1,344,199
Other rentals	2037	7.16%	87,405	57,346

Total			$6,988,004	$6,281,256

		December 31, 2019
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2020	6.43%	$128,671	$118,137
Long–term debt	2029	4.68%	4,185,526	3,008,412
Bonds	2023	9.93%	550,000	531,244
Aircraft rentals	2031	4.92%	1,347,219	1,128,525
Other rentals	2037	7.37%	87,405	70,005

Total			$6,298,821	$4,856,323

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Below the detail of the debt balance by type of loan:

	December 31, 2020	December 31, 2019
Aircraft	$1,883,281	$1,832,500
Corporate	2,644,419	1,294,049
Bonds	352,011	531,244
Right of use IFRS 16	1,401,545	1,198,530

	$6,281,256	$4,856,323

The main additions for the year ended December 31, 2020 and 2019 corresponds to:

•	During 2020, the Group recognized rights of use debt for $191,819 for nine Airbus A320.

•

During 2020, the Group obtained new debt by $1.088,371 under DIP Structure composed of new disbursements and accrued interests capitalized. Additionally, the Company made roll-up to Stakeholders Loans by $386,998 and Senior Notes 2023 by $219,600 under the same DIP Structure.

•

During 2019, the Group obtained $165,838 under loans in order to refinance three A319, nine A320, two A321 and two A330 aircraft. In addition, there were registered use rights debt for $313,001 for three Airbus A320N, Boeing 787-9 and refinancing of the fleet that is recognized as rights of use.

•	Loans for general purposes of:

•

During 2020, the Group obtained $77,917 for working capital purposes, It includes a loan with Citadel for $51,000 through their administrative agent UMB Bank N,A, at a rate 9% for a term of 1 year, and a loan acquired by LifeMiles for $20,000 at a rate Libor + 4,5% a term of 2 years.

•

During 2019, the Group obtained $459,717 for working capital. Mainly, it corresponds to a $324,000 loan with Kingsland and United Airlines and private investors through their administrative agent UMB Bank N.A. at a rate 3% for a term of 4 years. Also, there are loans acquired by LifeMiles, $100,000 at a rate Libor + 5.5 for a term of 3 years.

Secured loan agreement with United Airlines Inc, and Kingsland International Group S.A.

On November 18, 2019, Avianca Holdings S,A signed a $250,000 convertible secured loan agreement with United Airlines, Inc, (“United”) and Kingsland International Group, S.A. or its affiliates (collectively, “Kingsland”), as creditors, which was added for $ 74,000 for a total of $324,000.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The main terms and conditions of convertible loan are:

•	Expiration: Four years from the date of initial disbursement.

•	Interest: 3% annual PIK.

•	Guarantee: A pledge on the shares of the most relevant subsidiaries of the Company.

•

Conversion Price: $4.6217 (in dollars) for each ADS, representing a 35% surcharge to the weighted average price volume at 90 days, as of October 3, 2019, of $3.4235 (in dollars), If there is a change of control event of the Company, the conversion price will be reduced to $4.1595 (in dollars), The conversion price can be adjusted if the price adjustment events contemplated in the agreement are given.

•

Mandatory conversion: The Company may require that the entire amount due under the Convertible Loan, together with all the corresponding PIK interest and cash caused, be converted into the Company’s capital in the event that the following conditions are met: (i) (a) Company ADSs are priced at a price of $7.00 (in dollars), or greater, at a weighted average price volume at 112 of 150 consecutive business days (if such conversion occurs after the first anniversary of the Convertible Loan disbursement) or (b) the Company ADSs are quoted at a price of $7.00 (in dollars), or greater, at a weighted price volume of 90 consecutive 120 business days (if such conversion occurs after the first anniversary of the disbursement of the Convertible Loan), (ii) the total average consolidated cash balance of the Company is equal to or exceeds $700,000 in the immediately preceding six -month period, (iii) the non-existence of defaults under the Convertible Loan documentation and (iv) the non-existence of material disputes.

•	According to the contractual conditions, this financial instrument is classified as debt.

However, as of December 31, 2020, the obligations that had been contracted with United Airlines, Inc and Kingsland International Group, S.A. or its affiliates were incorporated into financing under the Debtor in Possession (“DIP”) structure, as part of Avianca Holdings’ debt restructuring.

Senior bonds

As part of the Avianca Holdings debt reprofiling program, on December 31, 2019, the automatic and mandatory exchange of $ 484,419 of the aggregate principal amount of the Guaranteed Senior Bonds issued and in circulation with a 8.375% coupon with maturity in 2020 for an Amount of nominal equivalent Senior Guaranteed, with a coupon of 9.00% and maturity in 2023 (the “New Bonds”), The non-exchanged bonds (“Existing Bonds”) amount to an amount of $65,632 that have the same conditions of the initial issuance and maturity in May 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2020, and December 31, 2019 the Senior Notes outstanding, and the corresponding balances are as follows:

•	Initial issue – existing bonds

Issuing entities	Original currency	Total placed in original currency	Balance as of
			December 31,	December 31,
			2020	2019
Avianca Holdings S.A., Avianca Leasing LLC and Grupo Taca Holdings Limited	USD	550,000	$71,073	$65,632

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes, Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$ 65,581 aggregate capital amount of 8.375% Senior Bonds payable in 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year, The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013, Interest will accrue from May 10, 2013, The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date (a):	The Senior Notes matured on May 10, 2020

(a)

Due to the COVID-19 pandemic and the adverse effects caused, was not possible the Senior Bonds pay with an expiration date of May 10, 2020, Therefore, and in accordance with the indicated in note 2(e) this measure was taken with the objective of preserving the Group’s cash.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•	New bonds

Issuing entities	Original currency	Total placed in original currency	Balance as of
			December 31,	December 31,
			2020	2019
Avianca Holdings S.A. (1)	USD	484,419	$280,938	$465,612

Issuers:	Avianca Holdings S.A.

Guarantors:	Avianca Costa Rica, S.A, Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes, Aerovías del Continente Americano – Avianca, S.A, unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$484,419 aggregate capital amount of 9.00% Senior Bonds payable in 2023.

Initial Issue Date:	December 31, 2019.

Issue Amount:	$484,419

Interest:	The Senior Notes will bear interest at a fixed rate of 9.00% per year, The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, Interest will accrue from May 10, 2020, The interest are accumulated from December 31, 2019.

Transaction costs	The transaction costs associated with this new bond issue were $18,807, which are presented as a lower value of the initial carry amounts.

Maturity Date:	The Senior Notes will mature on May 10, 2023

(1)

As of December 31, 2020, as part of debt restructuring, a Roll-up of the obligations for $219,600 is carried out; because some bondholders joined the financing under the DIP structure and last year’s costs were amortized.

Future payments on long–term debt

The following future payments including interests on long–term debt for the periods ended December 31, 2020 and December 31, 2019.

The amounts are gross and undiscounted and include contractual interest payments and exclude the impact of netting agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Aircraft and corporate debt

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2020	$4,304,761	$305,443	$—	$—	$—	$4,610,204

December 31, 2019	$554,021	$540,615	$853,756	$612,874	$1,078,742	$3,640,008

Bonds

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2020	$352,011	$—	$—	$—	$—	$352,011

December 31, 2019	$105,022	$43,598	$43,598	$506,218	$—	$698,436

Aircraft rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2020	$471,635	$319,849	$258,452	$229,118	$262,097	$1,541,151

December 31, 2019	$256,192	$238,618	$226,537	$198,880	$323,329	$1,243,556

Other rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2020	$14,350	$6,825	$5,205	$4,946	$74,110	$105,436

December 31, 2019	$8,318	$8,141	$7,557	$7,487	$46,812	$78,315

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2020

	January 1, 2020	New acquisitions (1)	New Leases (2)	Financial Cost	Payments	Interest Payments	Foreign exchange movement / Others (3)	Reclassification (4,5)	December 31, 2020
Current interest-bearing loans and borrowings (excluding items listed below)	$118,137	$51,223	$—	$6,707	$(14,447)	$(2,400)	$(9,363)	$(50,000)	$99,857
Current portion of long-term credits (excluding items listed below)	$451,155	$1,048,941	$—	$174,384	$(269,357)	$(102,713)	$(203,479)	$3,036,409	$4,135,340
Current Bonds	$65,632	$—	$—	$21,475	$85	$—	$—	$264,819	$352,011
Non-current bonds	$465,612	$—	$—	$2,314	$—	$—	$16,493	$(484,419)	$—
Non-current portion of long term debt	$2,557,257	$12,916	$—	$—	$—	$—	$(1,319)	$(2,276,351)	$292,503
Aircraft rentals – right of use	$1,128,525	$—	$191,819	$79,730	$(52,729)	$(28,919)	$25,773	$—	$1,344,199
Other rentals – right of use	$70,005	$—	$15	$1,688	$(14,400)	$(2,031)	$2,069	$—	$57,346

Total liabilities from financing activities	$4,856,323	$1,113,080	$191,834	$286,298	$(350,848)	$(136,063)	$(169,826)	$490,458	$6,281,256

(1)	The value indicated in the cash flow is $ 944,580, the difference corresponding to: $168,500 for the acquisition of Lifemiles. The transaction costs of the DIP financing contracts amount to $42,516.
(2)	Property and equipment acquired during the period under financial and operating lease; These movements have no effect on the consolidated statement of cash flows.
(3)	As part of reorganization proceedings on Chapter 11, 8 aircraft of financial lease and 4 aircraft recognized as rights of use were rejected.
(4)

$490,458 it was reclassified from liabilities associated with the assets held for sale to short-term and long-term debt, Likewise, a reclassification of long-term short-term debt of $2,073,197 has been recognized for purposes of non-compliance in some terms and conditions of our debts.

(5)	As part of the debt restructuring, the Company Rolled-up stakeholder loans for $50,000 and Senior Notes 2023 under the DIP structure for a total of $219,600.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2019

	January 1, 2019	Adoption IFRS 16	New acquisitions (2)	New Leases (1)	Financial Cost	Payments	Interest Payments	Foreign exchange movement / Others	Reclassification (3)	December 31, 2019
Current interest-bearing loans and borrowings (excluding items listed below)	$119,866	$—	$26,717	$—	$7,563	$(27,833)	$(7,207)	$(969)	$—	$118,137
Current portion of long-term credits (excluding items listed below)	469,500	—	144,783	—	155,444	(378,893)	(162,096)	(6,976)	229,393	451,155
Current Bonds	587,292	—	—	—	47,112	(26,820)	(53,866)	(3,667)	(484,419)	65,632
Non-current bonds	—	—	465,612	—	—	—	—	—	—	465,612
Non-current portion of long term debt	2,830,922	—	454,055	—				(7,869)	(719,851)	2,557,257
Aircraft rentals – right of use	—	1,010,200	—	313,001	49,081	(194,676)	(49,081)	—	—	1,128,525
Other rentals – right of use	—	69,533	—	9,144	2,804	(9,518)	(2,804)	846	—	70,005

Total liabilities from financing activities	$4,007,580	$1,079,733	$1,091,167	$322,145	$262,004	$(637,740)	$(275,054)	$(18,635)	$(974,877)	$4,856,323

(1)	Goods and equipment acquired during the period under finance and operative lease; these movements have no effect on the consolidated statement of cash flows.
(2)

The value indicated in the cash flow is $ 616,555, the difference of $ 465,612 corresponds to the value of the bonds exchanged ($484,419) in December 2019 less transaction costs ($18,807) and $9,000 corresponds to a loan acquired by Aerounion for the acquisition of the Airbus A330 aircraft with Scotiabank Bank, a movement that is not shown because it is related to property and equipment.

(3)

A reclassification of long-term short-term debt of $34,407 has been made for purposes of non-compliance in some terms and conditions of our debts, which are currently being negotiated. Likewise, $490,458 was reclassified corresponding to debt associated with assets that are available for sale. Additionally, the decrease in the debt of the initial bonds that were exchanged for $484,419 in December 2019.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(18)	Accounts payable

Accounts payable as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Current:
Trade accounts payable	$381,486	$302,414
Taxes no related to rent (1)	105,046	210,330
Social Charges (2)	1,766	327
Other payables (3)	733	17,544

Total	$489,031	$530,615

Non-Current:
Trade accounts payable	5,086	2,112
Social Charges (2)	2,070	2,190
Other payables (3)	10,069	7,629

Total	$17,225	$11,931

(1)

These corresponds to taxes and fees charged to passengers that will be paid to the government authority such as airport taxes, departure and entry taxes to countries, etc. In addition to VAT and VAT withholding payable and that due to the COVID-19 pandemic generated a decrease for the end of 2020.

(2)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Group in the various jurisdictions in which it operates.
(3)	The other accounts payable mainly include provisions for travel expenses, provisions for fees and accrued interest. As well as projects related to aircraft that are in the long term.

As of December 31, 2020, the accounts payable prior to entering Chapter 11 of the companies that availed themselves of this protection subject to compromise have a value of $261,126.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(19)	Accrued expenses

Accrued expenses as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Operating expenses (1)	$16,448	$82,117
Other accrued expenses (2)	—	5,493

Total	$16,448	$87,610

(1)	Corresponds mainly costs for landings, credit card commissions, air navigation, ground services and passenger services.
(2)	Other accrued expenses include transport, freight and haulage, public services and maintenance.

As of December 31, 2020, the Accrued expenses prior to entering Chapter 11 of the companies that availed themselves of this protection subject to compromise have a value of $22.

(20)	Provisions for return conditions

For certain operating leases, the Group is contractually obligated to return the aircraft in a predefined condition. The Group accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Current	$22,277	$21,963
Non – current	138,562	122,425

Total	$160,839	$144,388

Changes in provisions for return conditions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Balances at beginning of year	$144,388	$130,160
Provisions made	25,435	65,671
Provisions reversed	(6,475)	(49,557)
Provisions used	(2,509)	(1,886)

Balances at end of year	$160,839	$144,388

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2020, there is an increase in maintenance reserves, mainly explained by changes in the scheduling of maintenance visits, incorporation of aircraft and start of provision of spare engines, updating of the present value of the provision and contract extensions.

(21)	Employee benefits

Employee benefits as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Defined benefit plan	$143,684	$156,732
Other benefits short term	91,176	105,792
Other benefits long term	3,736	4,491

Total	$238,596	$267,015

Current	$135,056	$148,678
Non – current	103,540	118,337

Total	$238,596	267,015

The Group has a defined benefit plan which requires contributions to be made to separately administered funds. The Group has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Group. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Group has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019

Fair value of plan assets	$(216,548)	$(204,527)
Present value of the obligation	360,232	361,259

Total employee benefit liability	$143,684	$156,732

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table summarizes the components of net benefit expense recognized in the consolidated statement of comprehensive income and the funded status and amounts recognized in the consolidated statement of financial position for the respective plans:

Net benefit expense – year ended December 31, 2020 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,492	$2,062
Interest cost on net benefit obligation	16,472	3,625
Interest income on plan assets	(12,191)	—

Net Cost	$5,773	$5,687

Net benefit expense – year ended December 31, 2019 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,152	$1,359
Interest cost on net benefit obligation	16,376	3,780
Interest income on plan assets	(12,827)	—

Net Cost	$4,701	$5,139

Changes in the present value of defined benefit obligation as of December 31, 2020 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2019	300,288	60,971	361,259
Period cost	17,964	5,687	23,651
Benefits paid by employer	(26,119)	(3,737)	(29,856)
Remeasurements of defined benefit liability	9,498	6,164	15,662
Other	145	—	145
Exchange differences	(9,832)	(797)	(10,629)

Benefit obligation as of December 31, 2020	291,944	68,288	360,232
Fair value of plan assets	(216,548)	—	(216,548)

Total employee benefit liability	$75,396	$68,288	$143,684

Current	39,219	3,333	42,552
Non-current	36,177	64,955	101,132

Total	$75,396	$68,288	$143,684

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of plan assets at December 31, 2019	$204,527
Interest income on plan assets	12,191
Remeasurement of interest assumptions	1,625
Employer contributions	29,650
Benefits paid	(22,246)
Exchange differences	(9,199)

Fair value of plan assets at December 31, 2020	$216,548

Changes in the present value of defined benefit obligation as of December 31, 2019 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2018	$268,486	$54,970	$323,456
Period cost	17,528	5,139	22,667
Benefits paid by employer	(27,726)	(5,190)	(32,916)
Remeasurements of defined benefit liability	42,048	7,878	49,926
Exchange differences	(48)	(1,826)	(1,874)

Benefit obligation as of December 31, 2019	300,288	60,971	361,259
Fair value of plan assets	(204,527)	—	(204,527)

Total employee benefit liability	$95,761	$60,971	$156,732

Current	$39,539	$3,346	$42,885
Non-current	56,222	57,625	113,847

Total	$95,761	$60,971	$156,732

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of plan assets at December 31, 2018	$178,594
Interest income on plan assets	12,827
Remeasurement of interest assumptions	7,385
Employer contributions	34,083
Benefits paid	(25,509)
Exchange differences	(2,853)

Fair value of plan assets at December 31, 2019	204,527

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

For the year ended December 31, 2020 and 2019, the remeasurements of defined benefit plan liability, net of $(14,037) and $(42,541) respectively were recognized in other comprehensive income.

	December 31, 2020	December 31, 2019
Actuarial gains (losses) recognized in other comprehensive income	$(15,662)	$(49,926)
Return on plan assets adjustment	1,625	7,385

Losses recognized in other comprehensive income	$(14,037)	$(42,541)

The Group expects to contribute $34,321 to its defined benefit plan and other benefits in 2021.

Plan assets correspond to net funds transferred to CAXDAC, which is responsible for the administration of the pilots’ pension plan. The assets held by CAXDAC are segregated into separate accounts corresponding to each contributing Group. Additionally, the plan assets included a portion relating to pension plan of ground personnel.

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Group’s plans are shown below:

	December 31, 2020	December 31, 2019
Discount rate on all plans	6.00%	6.25%
Price inflation	3.00%	3.00%
Future salary increases
Pilots	4.00%	4.00%
Cabin crew	4.00%	4.00%
Other employees	4.00%	4.00%
Future pension increase	3.00%	3.00%
Healthcare cost increase	4.50%	4.50%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2020	December 31, 2019
Equity securities	56.00%	31.00%
Debt securities	12.00%	18.00%
Domestic Corporate bonds	23.00%	44.00%
Foreign government/corporate bonds	2.00%	1.00%
Other	7.00%	6.00%

Equity securities comprise investments in Colombian entities with a credit rating between AAA and BBB. The debt securities include investments in bonds of the Colombian government, in banks and in Colombian public and private entities. Domestic corporate bonds include bonds issued by private companies and Foreign Government Corporate Bonds include Yankee bonds and bonds issued by financial and private entities abroad.

The following are the expected payments or contributions to the defined Benefit plan in future years:

	December 31, 2020	December 31, 2019
Year 1	$34,318	$34,655
Year 2	20,714	21,413
Year 3	21.303	21,868
Year 4	22,253	22,537
Year 5	21,841	23,288
Next 5 years	115,073	117,918

	$235,502	$241,679

The average duration of the benefit plan obligation at December 31, 2020 and 2019 is 11.10 and 10.79 years, respectively.

Pension plans for ground personnel

In 2008, the Group entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December 31, 2020, and 2019, there are 12 beneficiaries, which have not been commuted. Consequently, the Group estimates through an actuarial calculation the pension liability of these beneficiaries.

Pension plans for flight personnel

Due to local regulations for two of the Group’s pension plans, the Group has to make contributions to a fund which is externally administrated. The amount of the annual contribution is based on the following:

•	Basic contribution for the year: equal to the expected annual pension payments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•

Additional contribution for the year (if necessary): equal to the necessary amount to match the actuarial liability under local accounting rules and the plan assets as of year 2023 (determined with an actuarial calculation).

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(18,862)	21,856
Pension increase	16,501	(14,348)
Mortality table	(1,317)	(13,317)
Healthcare cost table	(2,252)	(8,887)

Other employee benefits

In the year 2018, the Group implemented a new incentive plan denominated options of shares: Avianca Holdings.

Annually, the beneficiaries of the plan will receive a package of virtual shares to which they can be made creditors at the end of the period, as long as the financial and customer satisfaction goals of the business plan are met.

Once the goal board is closed, and at the end of the period, the number of virtual shares the beneficiary takes can go from 0% to 200%, depending on the performance of long-term indicators. These indicators are measured in the short term (1 year), but their payment is long term, which will be deferred in 3 payments as long as there is employment linkage at the time of payment.

The beneficiaries of the plan are those positions of Vice President and Director level, in addition all those persons who are defined as high potential and / or who hold critical positions which must be approved by the CEO.

Each year a new package of virtual shares will be settled, which according to the performance of the period will be delivered in thirds during the following three years. The value to be paid for each third will be the result of calculating the number of virtual shares to be paid, multiplied by the value of the Avianca Holdings S.A. share in NYC for the period. The payment will be made in the base country of work of the beneficiary, the value will be subject to the deductions of taxes that correspond to each country at the time of payment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Based on the aforementioned assumptions, the Group recorded a liability of $1,233 and $2,619 on December 31, 2020 and 2019 which is considered within the other long-term employee benefits as a non-current liability in the consolidated statement of financial position.

(22)	Air traffic liability and frequent flyer deferred revenue

The air traffic liability comprises the proceeds from the unused air ticket or the revenues corresponding to the unused portion of a ticket sold. The Group periodically evaluates this liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that change substantially from the estimates.

The balance as of December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019

Air traffic liability	$399,184	$337,363
Miles deferred revenue	162,013	187,931

Current	$561,197	$525,294

Miles deferred revenue	$290,802	$229,701

Non–current	$290,802	$229,701

(23)	Other Liabilities

The other liabilities as of December 31, 2020 and 2019 are as follows:

	Notes	December 31, 2020	December 31, 2019

Derivative instruments	28, 29	$2,697	$1,289
Deferred Revenue(1)		7,270	55,256
Other		2,149	14

Total		$12,116	$56,559

Current		$4,144	$5,110
Non-current(1)		7,972	51,449

Total		$12,116	$56,559

(1)	Corresponds mainly to deferred profits from sales and subsequent. The variation corresponds mainly to the recognition of $ 38,200 of profit on the sale of aircraft.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(24)	Equity

Common and preferred shares

On November 5, 2013 “The Company issued 12,500,000 American Depository Shares (ADS) “ and each represented eight preferred shares. The net income derived from this offer amounts to $183,553 million (net of deduction of emission costs for $3,956), the preferred shares do not have the right to vote nor can they become common shares, the holders of the preferred shares and ADSs will be entitled to receive a minimum dividend to be paid with preference over the holders of the common shares, provided that the dividends have been declared by our shareholders at the annual meeting, If no dividends are declared, none of our shareholders will be entitled to dividends, If the dividends are declared and our annual distributable earnings are sufficient to pay a dividend of at least COP$50 per share to all of our holders of preferred and ordinary shares, such benefits will be paid equally with respect to our preferred and ordinary shares, however, if our earnings Annual distributions are insufficient to pay a dividend of at least COP$50 per share to all our holders of preferred and ordinary shares, a minimum preferred dividend of COP$50 per share will be distributed in proportion to the holders of preferred shares, and any excess over said minimum preferred dividend will be distributed exclusively to holders of ordinary shares.

In relation to this offer, common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares representing 14,734,910 ADS. As a result, the number of common shares was reduced to 665,800,003 and the number of preferred shares increased by 75,599,997 for a total of 331,187,285 preferred shares. The Group did not receive any part of the net income from the sale of the ADS by the selling shareholders.

As of December 31, 2013, “the Group acquired 197,141 of its current preferred shares” consequently, current preferred shares decreased by $25 and the additional capital paid in preferred shares was reduced by $452.

On November 28, 2014, common shareholders (“selling shareholders”) converted 5,000,000 ordinary shares to preferred shares, as a consequence, the number of common shares was reduced to 660,800,003 and the number of preferred shares increased by 5,000,000 to 336,187,285 preferred shares.

The following is a summary of authorized, issued and paid shares:

	December 31, 2020	December 31, 2019
Authorized shares	4,000,000,000	4,000,000,000
Common shares issued and paid	660,800,003	660,800,003
Preferred shares issued and paid	336,187,285	336,187,285

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The nominal value per share is $0.12 Expressed in cents.

Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income from December 31 2019, to December 31, 2020, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2019	$(3,098)	$457	$(116,704)	$3	$527	$40,695	$(78,120)	$16	$(78,104)
Other comprehensive Income (loss) for the Period	495	503	(14,608)	—	(855)	1,074	(13,391)	587	(12,804)

As of December 31, 2020	$(2,603)	$960	$(131,312)	$3	$(328)	$41,769	$(91,511)	$603	$(90,908)

The movement of the other comprehensive income from December 31 2018, to December 31, 2019, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2018	$(7,194)	$(748)	$(74,177)	$3	$86	$37,934	$(44,096)	$194	$(43,902)
Other comprehensive Income (loss) for the Period	4,096	1,205	(42,527)	—	441	2,761	(34,024)	(178)	(34,202)

As of December 31, 2019	$(3,098)	$457	$(116,704)	$3	$527	$40,695	$(78,120)	$16	$(78,104)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See note 28).

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of consolidated statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	December 31, 2020	December 31, 2019
Cash flow hedges:
Reclassification during the year to profit or loss	$4,152	$(4,481)
Effective valuation of cash flow hedged	(3,678)	8,413

	$474	$3,932

Fair value reserves:
Valuations of investments in fair value with changes in OCI	$503	$1,205

	$503	$1,205

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	Non-controlling interest

The information related to each of the subsidiaries of the Group that has material NCI as of December 31, 2020 is summarized below:

	Taca International Airlines S.A.	Avianca Costa Rica S.A.	Other individually subsidiaries	Total
Percentage non-controlling interest	3,17%	7,58%

Current assets	$152,300	$43,954	$294,413	$490,667
Non-current assets	405,380	53,669	3,494,626	3,953,675
Current liabilities	(365,984)	(24,026)	(2,566,719)	(2,956,729)
Non-current liabilities	(179,468)	(3,760)	(1,317,552)	(1,500,780)

Net assets	12,228	69,837	(95,232)	(13,167)

Net profit (loss)	(4,592)	(3,095)	487	(7,200)
Other comprehensive income	$(307)	$(1,141)	$2,035	$587

The information related to each of the subsidiaries of the Group that has material NCI as of December 31, 2019 is summarized below:

	LifeMiles Ltd.	Taca International Airlines S.A.	Avianca Costa Rica S.A.	Other individually subsidiaries	Total
Percentage non-controlling interest	30.00%	3.17%	7.58%

Current assets	$52,807	$30,762	$28,747	$7,274	$119,590
Non-current assets	20,168	14,113	5,470	5,345	45,096
Current liabilities	(94,047)	(18,421)	(34,584)	(5,492)	(152,544)
Non-current liabilities	(172,582)	(37,848)	(806)	(3,072)	(214,308)

Net assets	(193,654)	(11,394)	(1,173)	4,055	(202,166)

Net profit (loss)	26,829	(3,524)	(4,066)	478	19,717
Other comprehensive income	$(163)	$7	$(25)	$3	$(178)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Acquisition of Non-Controlling Interest

In October 2020, the Group acquired an additional 19.9% interest in LifeMiles, increasing its stake from 70% to 89.9%; additionally, it signed a purchase option to acquire the remaining 10.1% of LifeMiles shares. The acquisition was carried out through DIP financing and $26,500 in cash. In accordance with the high probability of exercising the option by the group, an anticipated purchase was recognized for accounting purposes, increasing the stake from 89.9% to 100%. AV Loyalty (Cayman) Limited legally holds its 10.1% stake in LifeMiles ordinary shares.

The book value of LifeMiles’ equity (deficit) in the group’s consolidated financial statements was $ (652,040)

Book value of the acquired non-controlling interest ($652,040*30%)	$(195,612)
Consideration paid of acquired non-controlling interest	(200,000)

Increase in accumulated losses attributable to the Group	$(395,612)

Due to this transaction, there was an increase in accumulated losses in equity attributable to the group for $395,612.

(26)	Losses per share

The calculation of basic loss per share at December 31, 2020 and 2019 is as follows:

	Total December 31, 2020	Total December 31, 2019	Total December 31, 2018
Net loss attributable to Avianca Holdings S.A.	$(1,086,935)	$(913,712)	$(24,803)

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800	660,800
Preferred stock	336,187	336,187	336,187
Losses per share (1)
Common stock	$(1.09)	$(0.92)	$(0.03)
Preferred stock	$(1.09)	$(0.92)	$(0.03)

(1)	Expressed in dollars.

There are no interests in convertible preferred shares.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(27)	Operating revenue

The Group had no major customers which represented more than 10% of revenues in 2020 and 2019. The Group tracks its segmented gross revenue information by type of service provided and by region, as follows:

By type of service provided

	Year ended December 31, 2020	Percentage	Year ended December 31, 2019	Percentage	Year on Year Variation
Domestic
Passenger	511,839	30%	$2,000,222	43%	(1,488,383)
Cargo	294,312	17%	285,802	6%	8,510

	806,151	47%	2,286,024	49%	(1,479,873)

International
Passenger	492,144	29%	1,904,542	41%	(1,412,398)
Cargo	278,302	16%	282,576	6%	(4,274)

	770,446	45%	2,187,118	47%	(1,416,672)

Other (1)	134,988	8%	148,354	4%	(13,366)

Total operating revenues	1,711,585	100%	$4,621,496	100%	(2,909,911)

	Year ended December 31, 2019	Percentage	Year ended December 31, 2018	Percentage	Year on Year Variation
Domestic
Passenger	$2,000,222	43%	$2,001,825	41%	(1,603)
Cargo and mail	285,802	6%	303,343	6%	(17,541)

	2,286,024	49%	2,305,168	47%	(19,144)

International
Passenger	1,904,542	41%	2,072,566	42%	(168,024)
Cargo and mail	282,576	6%	315,433	7%	(32,857)

	2,187,118	47%	2,387,999	49%	(200,881)

Other (1)	148,354	4%	197,663	4%	(49,309)

Total operating revenues	$4,621,496	100%	$4,890,830	100%	(269,334)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Other operating income

Other operating revenue for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Frequent flyer program	$48,207	$40,794	$46,376
Ground operations (a)	6,032	18,448	23,592
Leases	619	11,590	22,610
Maintenance	10,350	8,162	58,032
Interline	742	2,087	2,025
Other (b)	69,038	67,273	45,028

	$134,988	$148,354	$197,663

(a)	Group provides services to other airlines at main hub airports.

(b)	Corresponds mainly to income from penalties, distribution of dividends received, additional services and the amortization of sale and leaseback.

Contract balances

The following table provides information on accounts receivable, assets and liabilities of contracts with customers:

	Notes	December 31, 2020	December 31, 2019
Net of accounts receivable	9	$130,009	$215,673
Prepaid compensation customers	12	1,870	13,768
Air traffic responsibility	22	(399,184)	(337,363)
Deferred frequent flyer income	22	(452,815)	$(417,632)

(28)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2020 and 2019, are the following:

	Note	December 31, 2020	December 31, 2019
Cash flow hedges - assets
Fuel price		$—	$525
Interest rate		—	11

Total		$—	$536

Cash flow hedges - liabilities
Interest rate	23	$2,697	$1,241

Total		$2,697	$1,241

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The notional value of derivatives recognized as hedging instruments for the period ended December 31, 2019, is equivalent to 6,792,000 gallons of jet fuel for aircraft, As of December 31, 2020, the Group does not have fuel price hedges.

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within other liabilities in the consolidated statement of financial position.

The Group purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Group to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to December 31, 2020 and December 31, 2019:

December 31, 2020	Fair Value	1–12 months	12–24 months
Fuel price
Liabilities	$2,697	$—	$2,697

December 31, 2019	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$525	$525	$—
Interest rate
Assets	11	—	11
Liabilities	$1,241	$—	$1,241

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2020, 2019 and 2018, a net (loss)/gain relating to the hedging instruments of 474, $3,932 and $(13,701) respectively is included in other comprehensive income (See note 24).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(29)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2020 and December 31, 2019 are the following:

	Notes	December 31, 2020	December 31, 2019
Derivatives not designated as hedges – liabilities
Derivative contracts of interest rate	23	$—	$48

Total		$—	$48

Financial instruments to fair value financial instruments to fair value without effect in other comprehensive income are derivative contracts not designated as hedges instruments for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within other liabilities in the consolidated statement of financial position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Group incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Group pays a fixed rate and receives a variable rate.

(30)	Offsetting of Financial Instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2020, and 2019, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(31)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2020:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments	$—	$42,919	$—	$42,919
Assets of the benefits plan	$—	$216,548	$—	$216,548
Assets held for sale (1)	$—	$884	$—	$884
Revalued administrative property (note 14)	$—	$—	$110,931	$110,931

(1)	Assets held for sale don’t including sales costs associated.

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives (notes 28 and 29)	$—	$2,697	$—	$2,697
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$6,275,788	$—	$6,275,788

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2019:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (note 28 and 29)
Aircraft fuel hedges	$—	$525	$—	$525
Interest rate derivatives	—	11	—	11
Investments	—	55,440	—	55,440
Assets of the benefits plan	—	204,527	—	204,527
Assets held for sale (1)	—	694,336	—	694,336
Revalued administrative property (note 14)	$—	$—	$111,112	$111,112

(1)	Assets held for sale don’t including sales costs associated.

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives (notes 28 and 29)	$—	$1,289	$—	$1,289
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$5,454,688	$—	$5,454,688

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Observable inputs such as quoted prices in active markets

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)

The fair value of financial assets which changes in OCI is determined by reference to the present value of future principal and interest cash flows, discounted at a market based on interest rate at the reporting date.

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings, Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts, The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations, The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties, Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property, The fair values of the properties were determined by using market comparable methods, This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property, The Group engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(32)	Income tax expense and other taxes

Assets and liabilities for taxes as of December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020	December 31, 2019
Current income tax – assets	$44,681	$99,973
Other current taxes
Current VAT – assets	36,403	90,955
Other taxes current	30,701	7,791

Total other current taxes	67,104	98,746

Total current tax – assets	$111,785	$198,719
Non-current income tax – assets	—	1

Total tax - assets	$111,785	$198,720

Current income tax - liabilities	($54,863)	$(26,421)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Components of income tax expense

Income tax expense for the periods ended December 31, 2020, 2019 and 2018 comprises the following:

Consolidated statement of comprehensive income.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Current income tax:
Current income tax charge	$53,109	$25,171	$24,208
Changes in estimates related to prior years	(3,731)	1,304	2,943
Deferred tax expense:
Relating to origination and reversal of temporary differences	53	(2,492)	(6,938)

Income tax expense reported in the income statement	$49,431	$23,983	$20,213

a)	Reconciliation of the Tax Rate in accordance with the Tax Provisions and the Effective Rate:

Standards in other countries

Subsidiary companies in Ecuador must pay a capital gains tax at a 28% rate. For subsidiaries in Costa Rica, México and Salvador, the rate is 30%, in Guatemala the rate is 25%.

Standards in Colombia

Income tax recognized in income

In 2019, the National Government issued Law 2010 in accordance with the objectives on the matter promoted by Law 1943 of 2018, however, it presents the following modifications:

Income tax rate for taxable year 2020 and following:

Year	General Rate*	Rate Applicable to Financial Entities **
2020	32%	36%
2021	31%	34%
2022 and next	30%	33%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Applicable rate for national companies, permanent establishments and foreign entities.

**	Rate applicable to financial entities with taxable income equal to or greater than 120,000 UVT, as provided in paragraph 7 included in article 240 of the Tax Statute.

Presumptive income tax

On the other hand, it reduces for the year 2020, the applicable rate for the purposes of calculating income tax under the presumptive income system, which will be 0.5% of the taxpayer’s net worth of the immediately previous year. From the year 2021 the applicable rate will be 0%.

Dividend Tax

The rate is reduced from 15% to 10% for resident natural persons, illiquid inheritance. also, the rate is increased from 7.5% to 10% for non-resident natural and legal persons and permanent establishments. The withholding applicable to national companies remains at the rate of 7.5%.

Equity tax

For the taxable years 2020 and 2021, the wealth tax is maintained, for natural persons, resident illiquid successions and non-resident natural and legal persons.

Fifty percent (50%) of the equity value of the assets subject to the complementary tax of tax normalization that have been declared in the taxable period 2020 and that have been repatriated to Colombia and invested with vocation was added to the taxable base of the tax. of permanence in the country, in accordance with the standardization tax provided for in this Law.

Normalization Tax

The new tax normalization tax is created for the year 2020, complementary to the income tax and the wealth tax, in charge of the taxpayers of the income tax or substitute income tax regimes that have omitted assets or liabilities non-existent as of January 1, 2020. The applicable rate for this taxable period is 15% and the independent return had to be presented until September 25, 2020, which does not allow correction or extemporaneous presentation, as in 2019 the base Taxable may be reduced to 50% when the taxpayer repatriated normalized assets from abroad and invests them with a vocation to remain in the country for a period of no less than two years as of January 1, 2021.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Transfer Pricing

Income tax payers who carry out operations with related parties or related parties abroad are obliged to determine, for income tax purposes, their ordinary and extraordinary income, their costs and deductions, their assets and liabilities, considering for these operations the prices and profit margins that would have been used in comparable operations with or between economically unrelated operations.

Independent advisors advance the update of the transfer pricing study, required by tax provisions, tending to demonstrate that the operations with foreign economic associates were carried out at market values during 2020. For this purpose, the Company will present an informative statement and will have available the referred study for the end of July 2021. Failure to comply with the transfer pricing regime may lead to financial penalties and a higher income tax; However, the Administration and its advisers are of the opinion that the study will be concluded in a timely manner and will not result in significant changes to the base used for the determination of the 2020 income tax provision.

Audit benefit

Law 1943 of 2018 established that taxpayers who for the taxable year 2019 and 2020 in their private liquidation of income and complementary taxes increase the net income tax by at least a minimum percentage of 30%, in relation to the Net income tax for the immediately preceding year, your return will be final within six (6) months from the date of its presentation if no notice of a summons to correct or special requirement or special summons or provisional liquidation has been notified and, provided that the declaration is presented in a timely manner and the payment is made within the established deadlines.

However, if the increase in the net income tax is at least 20%, in relation to the net income tax of the immediately previous year, the return will be final within twelve (12) months following the presentation of the statement if no notice has been notified to correct or special requirement or special location or provisional settlement and the statement is always submitted in a timely manner and payment is made within the established deadlines.

The above benefit does not apply to: (i) taxpayers who enjoy tax benefits due to their location in a specific geographic area; (ii) when it is shown that declared withholdings at source are non-existent; (iii) when the net income tax is less than 71 UVT (2020 is equivalent to $ 2,528,097). The term provided in this rule does not extend for withholding tax returns or for sales tax, which will be governed by the general rules.

Tax Procedure.

The audit benefit applicable to the taxable year 2019 is extended to the taxable years 2020 and 2021.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The term of firmness applicable to declarations in which tax losses are offset or generated is reduced to five years and compared to the years in which it is obliged to comply with the transfer pricing regime.

The term for voluntarily correcting tax returns in which the balance in favor is decreased or the amount to be paid increases is extended to three years.

Firmness of Income Tax and Complementary Tax Returns

Before the issuance of Law 1819 of 2016, article 714 of the Tax Statute established the following firmness terms:

to. General firmness: 2 years following the expiration date of the term to declare.

b. Late filing: 2 years following the filing date of the return.

c. Balance in favor: when the return presents a balance in favor of the taxpayer, it will be final within 2 years after the date of submission of the request for refund or compensation.

As of the year 2017 and with the entry into force of Law 1819 of 2016, the general term of firmness of tax returns is 3 years from the date of their expiration or from the date of their presentation, when these have been submitted extemporaneously. The firm term is 6 years when there are transfer pricing obligations.

Regarding those declarations in which favorable balances are presented, the firm term is 3 years, from the date of the presentation of the request for refund or compensation.

Regarding those tax returns in which tax losses are offset, the firmness corresponds to the same term that the taxpayer has to offset it, that is, 12 years. This term extends from the date of compensation for 3 more years in relation to the statement in which said loss was settled.

As of the year 2020, with the entry into force of the 2010 law of 2019, those tax returns in which tax losses are offset, the firmness corresponds to five years

As of 2019 and with the entry into force of Law 1943 of 2018, the extension of the firmness of 3 additional years for compensation of tax losses is eliminated.

As of the year 2020, with the entry into force of the 2010 law of 2019, those tax returns in which tax losses are offset, the firmness corresponds to five years

As of 2019 and with the entry into force of Law 1943 of 2018, the extension of the firmness of 3 additional years for compensation of tax losses is eliminated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Reconciliation of the Tax Rate in Accordance with the Tax Provisions and the Effective Rate:

The consolidated loss before income tax amounted to $1.047.597 in 2020 and $870.012 in 2019, and the income tax expense amounted to $50.813 in 2020 and $23.983 in 2019. The effective tax rate in 2020 was (4,85%) and (2,76%) in 2019. The corporate income tax rate in 2020 was 32% and 33% in 2019. The differences between the corporate income tax rate and effective tax rate are generated by subsidiaries with net losses in some jurisdictions where is not recognized deferred tax assets due to it is not probable that taxable profits will be available against which the deductible temporary differences can be utilized.

The consolidated income tax expense corresponds mainly to Tampa Cargo S.A.S for $ 37 million in Colombia.

(b) Deferred Taxes with Respect to Subsidiary Companies:

During the year ended December 31, 2020 Avianca S.A. and Tampa Cargo S.A.S. are the dominant companies in their subsidiaries, which can control the future moment in which the temporary differences related to their investments will be reversed and additionally these are not expected to reverse in the foreseeable future. Consequently, and in accordance with the exception allowed by paragraphs 39 and 44 of IAS 12, deferred tax liabilities for US $ 99 million were not recognized as of December 31, 2020, for the year 2019 this figure is US $ 71 million.

(c) Deferred Tax Unrecognized Assets on Tax Credits:

As of December 31, 2020, and 2019, the following is the detail of the tax losses and excess presumptive income of the Company that have not been used and on which no active deferred tax has been recognized:

Tax losses originated in the year:

2017	$87,569
2018	86,630
2019	51,849
2020	27,201

Total:	$253,249

Excess of presumptive income originated in the year:

Year 2017	$1,250
Year 2018	340

Total:	$1,590

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group has deferred tax asset corresponding to the aforementioned tax losses for $76 millions. However, according to the Company’s financial projections no tax income will be generated for the next 3 years to allow the compensation of the deferred tax assets. Therefore, said deferred tax assets has only been recognized by an amount up to the concurrence of deferred tax liabilities, according with accounting standards.

(d) Deferred tax by type of temporary difference:

The differences between the carrying value of assets and liabilities and the tax bases, lead to temporary differences that generate deferred taxes, calculated and registered in the periods December 31, 2020 and 2019 applying the tax rate for the taxable year in which those temporary differences will be reversed.

Below is an analysis of the deferred tax assets and liabilities of the Group:

Consolidated statement of financial position

	December 31, 2020	December 31, 2019	Variation
Assets (liabilities)
Accounts payable	$461	$39,904	$(39,443)
Aircraft maintenance	909	(3,691)	4,600
Pension liabilities	10,477	10,599	(122)
Provisions	96,151	24,330	71,821
Loss carry forwards	—	5,333	(5,333)
Unrecognized deferred tax asset	(43,099)	—	(43,099)
Non-monetary items	(51,621)	(36,626)	(14,995)
Intangible assets	(304)	1,159	(1,463)
Other	(1,660)	(32,313)	30,653

Net deferred tax assets / (liabilities)	$11,314	$8,695	$2,619

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Reflected in the statement of financial position as follows:

	December 31, 2020	December 31, 2019
Deferred tax assets	$25,236	$27,166
Deferred tax liabilities	(13,922)	(18,471)

Deferred tax assets (liabilities) net	$11,314	$8,695

Reconciliation of deferred tax assets net

	December 31, 2020	December 31, 2019
Opening balance as of January 1,	$8,695	$6,136
Tax income during the period recognized in profit or loss	(53)	2,492
Tax income during the period recognized in other comprehensive income	(818)	441
Exchange differences	3,490	(374)

Closing balance as of December 31	$11,314	$8,695

e)	Effect of deferred tax on each component of the other comprehensive income account:

The following summarizes the effects of deferred tax on each component of the other comprehensive income account:

Separate Statement of Other Comprehensive Income	December 31, 2020	December 31, 2019	December 31, 2018
Reserves related to actuarial gains and losses	$(818)	$441	$(39)

Income tax recorded directly in other comprehensive income	$(818)	$441	$(39)

(33)	Provisions for legal claims

As of December 31, 2020, and 2019 the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The changes in provisions for litigation as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Balances at the beginning of the period	$20,244	$7,809
Provisions constituted	11,215	21,208
Provisions reverse	(3,660)	(6,537)
Provisions used	(453)	(2,236)
Deconsolidation subsidiary AV Perú	(4,032)	—

Balances at the end of the period	$23,314	$20,244

Among the provisions for litigation are those related to labor processes (December 31, 2020: $13,329, December 2019: $6,413), consumer protection processes (December 31, 2020: $2,620, December 2019: $4,101) and civil processes (December 31, 2020: $771, December 2019: $766).

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2020 and December 31, 2019, these contingencies amount to a total of $138,357 and $206,382 respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will be settled using the aforementioned forms of payment are estimated $21,242 as of December 31, 2020 and $28,174 as of December 31, 2019.

In accordance with IAS 37, the legal claims that the Group considers representing a remote risk are not contemplated in the consolidated financial statements.

Internal investigations to determine whether we may have violated the U.S. Foreign Corrupt Practices Act and other laws

In August 2019, the Group disclosed that it had discovered a business practice at the Group whereby Group employees, including members of senior management, as well as certain members of the board of directors, provided “things of value,” which based on its current understanding have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries. The Group commenced an internal investigation, supervised by the Audit Committee, and retained reputable outside counsel and a specialized forensic investigatory firm to determine whether this practice may have violated the FCPA or other potentially applicable U.S. and non-U.S. anti-corruption laws. In 2018, the Group implemented certain revisions to its policies designed to prevent such practice from occurring, including limiting the number of persons at the Group who are authorized to issue free and discounted airline tickets and upgrades, and requiring additional internal approvals. On August 13, 2019, the Group voluntarily disclosed this investigation to both the U.S. Department of Justice and the SEC, and, subsequently, to the Colombian Financial Superintendence.

Also, in February 2020, the Office of the Attorney General of Colombia served Avianca with a search warrant of its offices with the objective of collecting information related to this investigation, As has been its practice, Avianca has cooperated and will continue to cooperate with all pertinent authorities, Avianca will provide the information being requested to the Office of the Attorney General of Colombia, while exercising its legal rights to ensure that its confidential and privileged information remains protected.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The U.S. and Colombian government inquiries described above, related inquiries and developments in other countries, and the Group’s internal investigations are continuing, Any action in these or related inquiries, proceedings or other developments, or any agreement the Group enters into to settle the same, may result in substantial fines, reputational harm and other sanctions and adverse consequences, Based upon the opinion of its outside counsel, the Group believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

Internal Investigation regarding potential impacts at the group due to corrupt business practices at Airbus

In January 2020, our primary aircraft supplier Airbus entered into a settlement with authorities in France, the United Kingdom and the United States regarding corrupt business practices, Airbus’ settlement with French authorities references a possible request by an Avianca “senior executive” in 2014 for an irregular commission payment, which was ultimately not made, As a result of this development, we have voluntarily initiated an internal investigation to analyze our commercial relationship with Airbus and to determine if we have been the victim of any improper or illegal acts, We have disclosed this internal investigation to the U.S. Department of Justice and the SEC, as well as the Superintendence of Industry and Commerce and the Colombian Office of the Attorney General, We are cooperating with all agencies, Our internal investigations are not complete and we cannot predict the outcome of these internal investigations or what potential actions may be taken by the U.S. Department of Justice, the SEC or local regulators or officials, If it is found that these business practices violated the FCPA or other similar laws applicable to us, or we were at any time not in compliance with any other laws governing the conduct of our business, we could be subject to criminal and civil remedies, including sanctions, monetary penalties and regulatory actions, which could materially and adversely affect us, The Office of the Attorney General of the Nation in Colombia has authorized us to act as potential victims of these events, and as such we have been participating.

Review of potential inadvertent violations of the U.S. Cuban Assets Control Regulations

In September 2019, the Group disclosed that it had become aware that it had become subject to U.S. jurisdiction for purposes of certain U.S. sanctions laws and regulations administered by the Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury. This jurisdictional nexus was established as a result of the transfer, on November 9, 2018, by the Group’s parent company, Synergy Aerospace Corp, (Synergy), of approximately 78% of the Group’s voting common shares (Share Transfer) from a Panama based company to a Delaware limited liability company wholly-owned by Synergy (BRW). Synergy had formed BRW and effected the Share Transfer unilaterally in connection with BRW obtaining a loan from United

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Airlines. Having become aware that as a consequence of the ownership change the Group is considered a person subject to U.S. jurisdiction under certain of OFAC’s sanctions programs, the Group engaged outside counsel to conduct a review aimed at identifying any potential violations of U.S. sanctions regulations. As a result of this review, the Group identified that the regularly scheduled commercial passenger flights between cities in Central and South America and Havana, Cuba and related Cuba operations that it has historically conducted may have constituted inadvertent violations of the U.S. Cuban Assets Control Regulations (CACR) during the period following the Share Transfer. During the period beginning on the date of the Share Transfer and ending on September 30, 2019, such flights to and from Havana, Cuba comprised an inconsequential amount of the Group’s gross revenues. On September 25, 2019, the Group submitted to OFAC a preliminary voluntary self-disclosure addressing such potential inadvertent violations, followed by more detailed full narrative voluntary self-disclosures submitted on October 4, 2019, and November 25, 2019. OFAC is currently reviewing these voluntary self-disclosures. In concert with these voluntary disclosures, the Group commenced the termination of all of its Cuba-related activities. As of to date of issuance of these consolidated financial statements, the Group no longer operates any flights to Cuba, nor does the Group sell any passenger or cargo tickets involving Cuba (including via its codeshare and interline partners). The Group no longer maintains a physical presence in Cuba and has issued termination notices for all of its legacy Cuba-related contracts and employees (for example, ground services, ticket sales, and other services in Cuba that supported the Company’s now-terminated Cuba passenger flights). The Group has kept OFAC apprised of these actions and remains in communication with OFAC concerning the Group’s voluntary self-disclosures and the termination of the Company’s Cuba-related activities. Based on the above, the Group believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to theses matters.

In light of the above, the Group has embarked on a comprehensive effort to improve and expand its compliance program worldwide, including enhancements to the Group’s existing sanctions screening processes, implementation of a comprehensive sanctions compliance program, and sanctions training for key Group employees.

(34)	Future aircraft leases payments

The Group has 75 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year (1)	$1,882,826

$1,882,826

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	It corresponds to financial leases that were in default before Chapter 11 and therefore all debt is short-term.

The Group has 62 aircraft that are under operating leases, which have an average remaining lease term of 59 months. Operating leases can be renewed, in accordance with the administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year(1)	$274,167
Between one and five years	824,391
More than five years	282,474

$1,381,032

In the first quarter of 2020, the Group terminated the lease agreements of two (2) Embraer E-190s with Aerolitoral, S.A. de C.V. and ended the wet lease agreement of one (1) A330. During the period, nine (9) A320s were converted from finance lease to operating lease through a sale and lease back transaction and ten (10) E190s and two (2) A300Fs were sold.

In June 2020, the Group terminated operating leases on two (2) A319s and two (2) A320s and finance leases on two (2) A321s, two (2) A330s and four (4) ATR72s.

Future operating lease commitments are calculated under the assumption that the aircraft will be in continuous operation. However, the amounts may vary depending on the aircraft operating plan during the Chapter 11 reorganization process, in which the Group agreed with the aircraft lessors on a variable “Power-by-the-Hour” compensation structure based on flight hours.

The Group has 9 spare engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	$4,789
Between one and five years	17,856
More than five years	701

$23,346

As of December 31, 2020, the Group rejected under Chapter 11 leases for three (3) engines with future commitments, of which two (2) engines are from the A320 fleet and one (1) engine is from the E190 Fleet. At the end of 2020, the termination documents for these leases were in the process of being signed, which would formalize the departure of the engines from Avianca Holdings S.A. fleet.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

In the fourth quarter of 2020, the return of two (2) TRENT 772 engines supplied by the workshop to cover removals for repairs is legalized and five (5) CFM56-5B4/P engines are incorporated under operating leases for a term of 1 year.

Future operating lease commitments are calculated under the assumption that the engines will be operating continuously. However, amounts may vary depending on the engine operating plan during the Chapter 11 reorganization process, in which the Group agreed with the engine lessors on a variable “Power-by-the-Hour” compensation structure based on flight hours.

During the year ended December 31, 2020, 16 A320, 4 A321 and 2 A330 operating leases were extended, 3 A320neo were added to the fleet under operating leases, 1 A300F was destroyed (due to damage), 1 A300F was acquired, 10 A318 and 2 A320 finance leases and 2 owned A320s were sold. A lease agreement for 1 B787-9 was also signed during 2019.

The value of payments recognized as expenses in the period is:

	December 31, 2020	December 31, 2019
Leases minimum payments	$3,398	$11,762

(35)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines as of December 31, 2020, as follows:

	Less than one year	1-3 years	3-5 years	More than 5 years	Total
Aircraft and engine purchase commitments	$21,175	$126,212	$1,629,460	$3,917,096	$5,693,943

Current prices disclosed reflect certain discounts negotiated with suppliers as of the date of the consolidated statement of financial position, which are calculated on a highly technical basis and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including aircraft order volumes.

At the end of 2019, with the reorganization of the company, the aircraft contract with Airbus was renegotiated, where the delivery dates were postponed and some aircraft cancellations were made, leaving the order for 88 aircraft, with the first one arriving in 2025. Additionally, negotiations with Boeing resulted in the remaining two 787-9 aircraft arriving in 2024. Subsequently, with the arrival of the COVID-19 and the entry into Chapter 11, the receipt of a Spare engine that had been purchased from CFM and future acquisitions were put on hold due to the situation. For this reason, we are waiting to see what will happen with the three manufacturers and their respective contracts while the figures to achieve the ideal fleet in the short, medium and long term are being finalized, so these contracts will have to be negotiated according to what is most convenient for the company in terms of profitability and the current situation of the aeronautical sector.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(36)	Dividends

The Group did not decree or pay dividends during ended December 31, 2020, based on the retained earnings as of December 31, 2019, and dividends were decreed by the Group during ended December 31, 2019, based on retained earnings as of December 31, 2018:

	December 31, 2020	December 31, 2019
Dividends decreed
Dividend - Ordinary shared	$—	$9,862
Dividend - Preferred shared		5,523

Total	$—	$15,385

The General Shareholders Meeting of Avianca Holdings S.A. at an ordinary session on March 22, 2019, agreed distribution of profits for the year 2018 as dividend to the shareholders preferent and ordinary of the Group that will be paid the amount of COP$50 (Preferred shared) and COP$46 (Ordinary shared) per share, respectively. The dividends decreed were paid on May 24, 2019 by the amount of COP$16 and COP$3 per share, August 23, 2019 COP$16 and COP$3 per share and September 20, 2019 COP$18 and COP$40 per share, respectively.

The decree of dividends was made with a TRM of COP $3,082.45. The payment of the dividends was made to the corresponding TRM on the date on which the transaction was made.

Dividends paid to minority shareholding

During the year ended December 31, 2019, LifeMiles Ltd. paid dividends for $36 million. In 2020, there are not payments of dividends.

(37)	Debt covenants

As of December 31, 2020, Avianca Holdings S.A. was party to a long-term loan agreement (“DIP Credit Agreement”) pursuant to which Avianca Holdings S.A.’s Maximum Cumulative Cash Burn as of such date was $395,400. Avianca Holdings S.A.’s actual cumulative cash burn as of December 31, 2020 was of $140,901.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(38)	Special Charges

As of December 31, 2020, the Group registers $66,652 in special charges regarding expenses incurred in relation to the voluntary petitions filed, on May 10, 2020 by Avianca Holdings and certain of its subsidiaries, under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York.

(39)	Subsequent Events

There are no material subsequent events to be disclosed at the date of issuance of this report.

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